INTEROIL CORPORATION

Yukon Territory
Canada

MANAGEMENT INFORMATION CIRCULAR
FOR THE ANNUAL MEETING
OF SHAREHOLDERS

to be held on June 24, 2014

MANAGEMENT SOLICITATION OF PROXIES

This management information circular (the "Circular") is furnished in connection with the solicitation by management of InterOil Corporation of proxies to be used at the annual meeting and all adjournments thereof (the "Meeting") of holders ("Shareholders") of common shares ("Common Shares") of the Corporation to be held on Tuesday, June 24, 2014 at 9.00 a.m. Eastern time) in the Azekka Room, at the Le Parker Meridien New York, 119 West 56th Street, New York, New York, United States, for the purposes set out in the accompanying notice of Meeting. In this Circular, references to "we", "us", "our", "the Corporation" and "InterOil" refer to InterOil Corporation, unless the context requires otherwise. It is expected that the solicitation of proxies will be made primarily by mail but proxies may also be solicited personally by our directors, officers and employees. The total cost of the solicitation will be borne by us. The information contained in this circular is given as at May 6, 2014 except where otherwise noted. All dollar amounts are expressed in U.S. dollars unless otherwise stated or the context requires. The financial statements of InterOil are prepared in U.S. dollars and in accordance with International Financial Reporting Standards.

It is anticipated that copies of this Circular, the Notice of Meeting, and accompanying proxy form will be distributed to Shareholders on or about May 22, 2014.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy accompanying this Circular are (or were for or as at the relevant period or date) directors and/or officers of InterOil. Each Shareholder has a right to appoint a person (who does not need to be a Shareholder) other than the persons specified in such form of proxy to attend and act for him on his behalf at the Meeting. The right to appoint an alternative proxy may be exercised by striking out the management designated names specified in the enclosed form of proxy, inserting the name of the person to be appointed in the blank space provided in the form of proxy, signing the form of proxy and returning it in the reply envelope in the manner set out below. In addition, the Shareholder should notify the appointee of his or her appointment, obtain his or her consent to act as appointee and instruct him or her on how the Shareholder’s Common Shares are to be voted.

To be valid, proxies must be (i) dated, signed by the Shareholder or the Shareholder's attorney authorized in writing, and received by Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1, Attention: Proxy Department, Facsimile (416) 263-9524 or (866) 249-7775 at any time not less than 48 hours (excluding non-business days) prior to the Meeting; or (ii) dated, signed by the Shareholder or the Shareholder's attorney authorized in writing, and deposited with the Chairman of the Meeting at any time prior to the commencement of the Meeting. An undated proxy will be deemed to be dated the date it is mailed or so deposited.

Registered Shareholder

You are a registered Shareholder if you hold your Common Shares in your name and have a physical share certificate or DRS Advice. Registered Shareholders may vote by telephone or by internet 24 hours a day, 7 days a week until the time set out above. To vote by telephone, the Shareholder should call 1-866-732-VOTE (8683) from a touch tone phone, or if the registered Shareholder is outside of North America, the registered Shareholder should call 1-312-588-4290. To vote using the internet, the Shareholder should access www.investorvote.com. To vote by telephone or internet, the Shareholder will need to provide the control number noted on the applicable proxy. For further information on voting by telephone or by internet, see the proxy accompanying this Circular.

Shareholders who are not registered Shareholders should see "Advice to Beneficial Shareholders" for instructions to vote or attend the Meeting.

REVOCATION OF PROXIES

A Shareholder who has given a proxy may revoke it with an instrument in writing executed by him or his attorney authorized in writing by depositing that instrument: (i) at our registered office at Suite 300, 204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9 at any time up to and including the last business day preceding the day of the Meeting, (ii) with Computershare Investor Services Inc. at the address provided under "Appointment of Proxies" above at any time up to and including the last business day preceding the day of the Meeting; (iii) with the Chairman of the Meeting prior to the commencement of the Meeting or an adjournment thereof; (iv) by the Shareholder personally attending at the Meeting and voting the Common Shares represented by the proxy or, if the Shareholder is a corporation, by a duly authorized officer or officers or attorney of the corporation attending at the Meeting and voting those securities; or (v) in any other manner permitted by law.

Exercise of Discretion by Proxy holders

The persons named in the form of proxy will vote or withhold from voting the Common Shares in respect of which they are appointed, on any ballot that may be called for, in accordance with the direction of the Shareholder appointing them.  In the absence of any specification, the proxy holder shall be deemed to have been granted the authority to vote the relevant Common Shares FOR: (i) the election of the directors; and (ii) the appointment of auditors at such remuneration as may be determined by the Board of Directors (the "Board"), as set out in this Circular. A simple majority of votes (50% plus one vote) cast at the Meeting by Shareholders in person or by proxy is required to approve all matters.

The form of proxy also confers discretionary authority upon the persons named in the proxy with respect to amendments to, or variations of, the matters identified in the Notice of Meeting and with respect to other matters that may properly be brought before the Meeting.  As of the date of this Circular, the management of InterOil knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice.

RECORD DATE AND ENTITLEMENT TO VOTE

In accordance with the Business Corporations Act (Yukon) ("YBCA") and the Articles of Continuation and By-Laws, as amended, of InterOil, each holder of record of our Common Shares as at May 6, 2014, the record date, will be entitled to one vote for each Common Share held on all matters proposed to come before the Meeting. To the extent that a holder has transferred any Common Shares after the record date and the transferee of those Common Shares produces properly endorsed share certificates or otherwise establishes ownership of such Common Shares, and demands in writing, not later than 10 days before the Meeting or any adjournment thereof, to be included in the list of Shareholders entitled to vote at the Meeting, the transferee, and not the Shareholder of record as of May 6, 2014, will be entitled to vote those Common Shares at the Meeting.

AdviCe to BEneficial SHAREHOLDERS

The information set out in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold their Common Shares in their own name but instead hold their Common Shares through brokers, financial institutions or other nominees. Shareholders who do not hold their Common Shares in their own name (referred to in this Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the applicable registrar and transfer agent of InterOil as the registered holders of Common Shares can be recognized and acted upon at the Meeting.

If Common Shares are listed in an account statement provided to a Shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in a holder's name on the records of InterOil. Those Common Shares will more likely be registered in the name of the holder's broker or an agent of the broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., or CDS, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their nominees can only be voted (for, withheld or against resolutions) upon instructions of the Beneficial Shareholder.

Without specific instructions, brokers/nominees are prohibited from voting Common Shares for their clients. Beneficial Shareholders should therefore ensure that instructions regarding the voting of their Common Shares are properly communicated to the appropriate person or that the Common Shares are duly registered in their name well in advance of the applicable meeting. Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholder meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the applicable meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to that provided to a registered Shareholder. However, its purpose is limited to instructing the registered Shareholder on how to vote on behalf of the Beneficial Shareholder.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy. The Beneficial Shareholder is requested to complete and return the voting instruction form by mail or facsimile. Alternatively, the Beneficial Shareholder can call a toll-free telephone number or access the internet to vote the Common Shares held by the Beneficial Shareholder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the applicable meeting. A Beneficial Shareholder receiving a form of proxy or voting instruction form from their broker or other intermediary (or an agent or nominee of their broker or other intermediary) cannot use that form to vote Common Shares directly at the Meeting. Voting instructions must be communicated to the broker, intermediary, agent or nominee (in accordance with the instructions provided by it or on its behalf) well in advance of the Meeting in order to have the Common Shares to which those instructions relate voted at the Meeting.

If you are a Beneficial Shareholder and wish to vote in person at the Meeting, please contact your broker or agent well in advance of the Meeting to determine how you can do so. Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purpose of voting Common Shares registered in the name of their broker or other intermediary, a Beneficial Shareholder may vote those Common Shares as a proxy holder for the registered Shareholder. To do this, a Beneficial Shareholder should enter the Beneficial Shareholder's own name in the blank space on the form of proxy or Voting Instruction Form provided to the Beneficial Shareholder and return the document, well in advance of the applicable Meeting, to their broker or other intermediary (or the agent of that broker or other intermediary) in accordance with the instructions provided by that broker, intermediary or agent.

All references to Shareholders in this Circular, the accompanying proxy, and the Notice of Meeting are to registered Shareholders unless specifically stated otherwise.

QUESTIONS

If you have a question regarding the Meeting, please contact Computershare at 1-800-564-6253 (toll free within North America) or 1-514-982-7555 (international direct dial) or visit www.computershare.com.

VOTING OF COMMON SHARES AND PRINCIPAL HOLDERS OF COMMON SHARES

InterOil is authorized to issue an unlimited number of Common Shares, each such Common Share carrying the right to one vote on each matter to be considered at the meeting. On May 6, 2014, we had 50,026,398 Common Shares issued and outstanding. Our Common Shares are listed and posted for trading on the New York Stock Exchange (“NYSE”) under the symbol “IOC”. We are also listed on the Port Moresby Stock Exchange in Papua New Guinea under the symbol “IOC”.

To the knowledge of our directors and executive officers, as of May 6, 2014, the following persons beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of our issued and outstanding Common Shares:

Name and Address	Number of Common Shares (1)	Percentage of Common Shares (2)
Orchid Capital Investments Pte. Ltd. (3) Chandler Capital Pte. Ltd. Chandler Holdings Limited 46-01 UOB Plaza 1, 80 Raffles Place Singapore 048624	9,667,160	19.32%

Wells Fargo & Company (4) 420 Montgomery Street San Francisco, California, 94163 USA	5,706,002	11.41%

(1)	The information relating to the number of securities owned, controlled or directed by each person is based upon public filings made by each person or company and has not been independently verified by InterOil nor its directors and management.
(2)	Percentage is based on 50, 026,398 Common Shares issued and outstanding as of May 6, 2014.
(3)	Based on Schedule 13G/A filed on the EDGAR reporting system of the United States Securities and Exchange Commission at www.sec.gov on February 7, 2014. According to such filing, Orchid Capital Investments Pte. Ltd., Chandler Capital Pte. Ltd. and Chandler Holdings Limited share joint voting and dispositive power over these shares.
(4)	Based on Schedule 13G/A filed on the EDGAR reporting system of the United States Securities and Exchange Commission at www.sec.gov on January 28, 2014.

BUSINESS OF THE MEETING

Presentation of the 2013 Financial Statements

InterOil's audited consolidated financial statements for the fiscal year ended December 31, 2013, together with the auditors’ report on those statements, have been forwarded to Shareholders in accordance with applicable regulatory requirements. At the Meeting, Shareholders will receive and consider the financial statements with no formal action being taken to approve these financial statements at the Meeting. If any Shareholders have questions with respect to the financial statements, the questions may be brought forward at the Meeting.

Election of Directors

Our Articles of Continuance provide that we must have a minimum of three and a maximum of fifteen directors as determined by a resolution of our Board. Currently, the Board is comprised of eight directors. Directors elected at the Meeting will serve until the next annual meeting of Shareholders or, if earlier, until they resign, are removed or are disqualified. The term of office of each of our current directors who is not re-elected will expire at the Meeting.

The Board has set the number of directors to be elected at the Meeting at seven. Management of InterOil proposes to nominate for election each of Gaylen Byker, Michael Hession, Roger Lewis, Ford Nicholson, Samuel Delcamp, Sir Rabbie Namaliu and Sir Wilson Kamit (each of whom is currently a director), as directors of InterOil. Mr. Roger Grundy, currently a director of InterOil, has indicated his intention to retire as a director of the Corporation and will not seek re-election as a director at the Meeting.

All of the proposed nominees are currently directors of InterOil and were elected to their present term as directors by the shareholders at the annual meeting of the Corporation held on June 24, 2013. Each nominee has confirmed his eligibility and willingness to serve as a director if elected and, in the opinion of the Board and management, the proposed nominees are qualified to act as directors of the Corporation.

InterOil has adopted individual director voting, so voting for the election of the nominated directors will be conducted on an individual, and not slate, basis. Unless otherwise directed, the persons named in the accompanying proxy intend to vote FOR the election as directors of InterOil the nominees whose names are listed below.

The following table sets out information with respect to all persons nominated for election as directors, as provided by those directors individually. The information includes, for each nominee, the province, state or county, country of residence and age of the person nominated for election as director, the number of securities of the Corporation beneficially owned, controlled or directed, directly or indirectly, as at May 6, 2014, the offices held by each in the Corporation, the period served as director and the principal occupation for the past five years.

Name, Place of Residence and position with the Corporation	Principal Occupation	Director Since	Number of Common Shares, Stock Options & Restricted Stock Units (“RSUs”) Beneficially Owned, Controlled or Directed, Directly or Indirectly

Gaylen J. Byker (1) Michigan, USA Chairman of the Board Aged 66	Chairman and former Interim Chief Executive Officer of InterOil Former President of Calvin College, Michigan USA (retired 2012)	May 29, 1997	710,654 shares (2) 15,000 options 2,952 RSUs

Ford Nicholson (3) British Columbia, Canada Deputy Chairman and Director Aged 51	Managing Partner of Kepis & Pobe Financial Group Inc. (a Canadian-based private investment company) Chairman of the Board of BNK Petroleum Inc., a company listed on the Toronto Stock Exchange.	June 22, 2010	3,338 shares 2,952 RSUs

Michael Hession (4) Singapore Director and Chief Executive Officer Aged 52	Chief Executive Officer of InterOil Former senior executive of Woodside Energy Ltd (2001-2013)	November 15, 2013	4,355 RSUs

Roger Lewis (5) Western Australia, Australia Director Aged 69	Professional director	November 26, 2008	29,820 shares 2,952 RSUs

Name, Place of Residence and position with the Corporation	Principal Occupation	Director Since	Number of Common Shares, Stock Options & Restricted Stock Units (“RSUs”) Beneficially Owned, Controlled or Directed, Directly or Indirectly

Samuel L. Delcamp (6) California USA Director Aged 75	Professional director	July 1, 2012	24,420 shares 2,952 RSUs

Sir Rabbie L. Namaliu East New Britain Province, Papua New Guinea Director Aged 67	Professional director	July 1, 2012	4,346 shares 2,952 RSUs

Sir Wilson (Leonard) Kamit CBE National Capital District Papua New Guinea Director Aged 60	Governor and Chairman of the Board of the Bank of Papua New Guinea (retired 2009) Former member of the Board of Asian development Bank Philippines (retired 2013)	June 24, 2013	2,952 RSUs

Notes:

(1)	Dr. Byker became Chairman of the Board in July 2012 and acted as Interim Chief Executive Officer from May 1, 2013 to July 10, 2013. He is Chairman of each of the Board’s Nominating and Governance Committee and Compensation Committee and held these positions throughout 2013, except for the period when he acted as Interim Chief Executive Officer. During this period Mr. Roger Lewis took over pro tem as Chairman of those committees. Dr. Byker was throughout 2013 and remains a member of the Board’s Nominating and Governance Committee, Compensation Committee and Reserves Committee. He is a member of the Audit Committee and held that position during 2013 except for the period during which he acted as Interim Chief Executive Officer, when he was replaced pro tem by Mr. Ford Nicholson.
(2)	Includes 14,565 Common Shares held by Asia Pacific Refinery Investment, Inc. ("APRI") which company is owned and controlled by Dr. Byker.
(3)	Mr. Ford Nicholson was appointed Deputy Chairman of the Corporation on April 11, 2014. He is a member of the Reserves Committee and held that position throughout 2013. He was a member of the Audit Committee from May 1, 2013 to July 10, 2013, replacing Dr. Gaylen Byker pro tem.
(4)	Dr. Michael Hession was appointed Chief Executive Officer on July 11, 2013 and a director on November 15, 2013. He was appointed as a member of the Reserves Committee on February 12, 2014.
(5)	Mr. Roger Lewis was Chairman of the Audit Committee, and a member of the Nominating and Governance Committee and of the Compensation Committee throughout 2013. He acted as Lead Independent Director and Chairman of the Compensation Committee and of the Nominating and Governance Committee from May 1, 2013 to July 10, 2013.
(6)	Mr. Samuel L. Delcamp was throughout 2013 and is at the date of this Circular a member of the Board’s Audit Committee. He has been a member of the Compensation Committee since March 9, 2013. Mr. Delcamp was appointed as a member of the Nominating and Governance Committee effective May 1, 2013 and remains so at the date of this Circular.

Additional information regarding the background of each of the nominees who is currently a director is contained in our Annual Information Form for the year ended December 31, 2013 dated March 31, 2014, a copy of which is available at www.sedar.com.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To our knowledge, other than as set forth above, no proposed director is, as at the date hereof, or has been: (a) within 10 years of the date hereof, a director or chief executive officer or chief financial officer of any company, including the Corporation, that: (i) while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days (an “order”); (ii) was subject to an event that resulted in such company, after the director or executive officer ceased to be a director, chief executive officer or chief financial officer of the company, being the subject of an order which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer; or (b) within 10 years of the date hereof, a director or executive officer of any company, including the Corporation, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceeding, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

In addition, to our knowledge, no proposed director has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Appointment of Auditor

The Board (upon recommendation of the Audit Committee) recommends that PricewaterhouseCoopers, Chartered Accountants, the incumbent auditors first appointed on June 6, 2005, be appointed as our auditors to hold office until the next annual meeting of Shareholders and that the Board be authorized to fix the remuneration to be paid to the auditors of the Corporation.

Unless otherwise directed, the persons named in the accompanying proxy intend to vote FOR the proposed resolution to appoint PricewaterhouseCoopers, Chartered Accountants, as our auditors to hold office until the next meeting of Shareholders and to authorize the directors to fix their remuneration.

Other Business

As of the date of this Circular, management does not intend to present any other business at the Meeting and is not aware of any amendment, variation or other matter expected to come before the Meeting. However, if any other matters are properly brought before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote on such matters in accordance with their best judgment.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Objectives and Philosophy

The success of InterOil is dependent on its ability to attract, retain and motivate personnel of the highest calibre to deliver superior performance that is aligned with the creation of value for Shareholders. InterOil’s compensation programs are therefore designed to ensure that the level and composition of remuneration is sufficient, appropriate and reasonable so that InterOil remains competitive within the marketplace and to reward employees, executives and directors in a manner that is aligned with organizational and individual performance. The Board believes that InterOil’s performance is significantly attributable to its ability to motivate and retain its executives.

InterOil has undergone significant change in 2013 with the supplementation and restructure of the executive leadership team, the initiation of a Group-wide corporate restructure and, in 2014, the initiation of a review of InterOil’s senior executive remuneration framework, all undertaken under the authority of the Board. These changes have afforded InterOil the opportunity to add significant LNG industry experience and expertise to its Executive Leadership Team. InterOil’s compensation programs are designed to ensure that so far as is possible executive performance is aligned with the creation of Shareholder value in both the short and long term.

Compensation Governance and Role of Compensation Committee

The Board has established a Compensation Committee to oversee executive remuneration and manage compensation methodology. The role of the Compensation Committee is to:

(i)	discharge the Board’s responsibilities relating to fair and competitive compensation of InterOil's Chief Executive Officer, senior executives and directors;

(ii)	review and approve an annual report on executive compensation for inclusion in the management information circular for the annual meeting of Shareholders; and

(iii)	administer, approve and evaluate the director and officer compensation plans, policies and programs, including the Corporation’s 2009 Stock Incentive Plan (the “Stock Plan”).

The Compensation Committee’s role, composition, duties and responsibilities are set out in its Charter which is available on our website at www.interoil.com.

The Compensation Committee is responsible for reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and for reviewing and approving all elements of compensation paid to the Chief Executive Officer and the Corporation’s other “named executive officers”, as defined in National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) (“Named Executive Officers”), other senior management employees and directors.

Members of the Compensation Committee are, and were during the financial year ended December 31, 2013, Dr. Gaylen Byker, Mr. Roger Lewis and, from March 9, 2013 to the present, Mr. Samuel L. Delcamp. Dr. Byker is, and was during 2013 except for the period that he acted as Interim Chief Executive Officer from May 1, 2013 to July 10, 2013 (as he was not “independent” during this period), Chairman of the Compensation Committee. During that period, Mr. Lewis acted as Chairman of the Committee.

The members of the Compensation Committee have skills and experience relevant to their responsibilities. All have held senior leadership positions in other organisations in which they have set, managed and implemented compensation policies and practices (particularly, in the case of Dr. Byker, as the former President of Calvin College; in the case of Mr. Lewis, as the former Group Financial Controller of Woodside Energy Limited; and in the case of Mr. Delcamp, as Managing member, Professional Director, Consulting of SPENSCO, LLC).

During 2013, all material compensation matters were reviewed and approved by the Compensation Committee.

The Compensation Committee makes its determinations regarding the compensation of Named Executive Officers (including the Chief Executive Officer) and other senior executives, and approves individual and corporate performance measures and their application to individual executives under delegation from the Board, with (for personnel other than the Chief Executive Officer), input from the Chief Executive Officer, supported by the regular monitoring of industry remuneration data and trends undertaken by senior Human Resources management and, in appropriate cases, external consultants.

Compensation Methodology

InterOil’s compensation policy aims to reward executives fairly and responsibly in accordance with the regional and international markets in which it operates. It does this by:

•	aiming to provide market competitive remuneration that attracts, retains and motivates highly capable executives with significant industry experience;

•	establishing demanding performance measures aligned with InterOil’s strategic plan;

•	promoting the alignment of management interests with that of Shareholders and short and long term shareholder value; and

•	setting the level and structure of each executive’s remuneration that reflects that executive’s knowledge, expertise and accountabilities.

Our executive compensation program is designed to be competitive with other public companies in the oil and gas business (identified through publically available information and external compensation consultant Hay Group’s “PayNet” Database to which the Corporation subscribes), particularly those we view as competitors for business, employee talent, and shareholder investment. In reviewing this compensation data, consideration is also given to the likely country of employment and recruitment and the likely market sector from which those executives might be recruited or to which they might transfer. We also recognize the need to provide compensation that encourages performance and retention of key employees and focuses on creating shareholder value. The facts that our Corporation is developing new projects that have not yet undertaken a Final Investment Decision and is operating in Papua New Guinea have been significant factors in determining our approach to compensating senior management.

The former Chief Executive Officer, Mr. Phil Mulacek, resigned effective April 30, 2013. Dr. Gaylen Byker was appointed as Interim Chief Executive Officer while an international search was undertaken for a replacement Chief Executive Officer with significant LNG experience consistent with InterOil’s development opportunities. As a result of that extensive search, Dr. Michael Hession was appointed Chief Executive Officer effective July 11, 2013 and under the auspices of the Board, commenced the reconstitution of the Executive Leadership Team with skillsets commensurate with delivery of InterOil’s corporate strategy. The restructure of the Executive Leadership Team was completed in January 2014 and as the next step in the corporate restructuring process, the Board has instructed a strategic review of executive remuneration to be undertaken, with the assistance of external remuneration consultants where appropriate, consistent with the principles in the Compensation Committee Charter of maintaining a framework of executive compensation that is fair, consistent and competitive.

Elements of InterOil’s Compensation Program

InterOil’s executive compensation methodology comprises the elements listed below.

The Compensation Committee annually reviews and approves the Chief Executive Officer’s annual base salary, annual bonus and long term incentives. In addition, the Committee annually determines, or makes recommendations to the Board, with respect to the compensation of all other senior executives:

1.	Base Salary

The base salary for each executive officer is the principal fixed component of pay and is determined on the basis of the scope of the executive’s role, accountabilities and individual level of knowledge, skill and experience. Base salaries are reviewed and compared with comparable public companies in the oil and gas industry through publically available information and external compensation consultant Hay Group’s “PayNet” Database.

Base salaries are designed to be at competitive levels and, when combined with the other components of the compensation program, are set to attract and retain suitably qualified and able executives and managers. Base salary levels of executives are targeted at between the median and 75th percentile of InterOil’s peer group and adjusted for individual contribution and performance. In some instances, the market for certain senior key professionals has required divergence from that to salaries within the upper quartile of the comparator group in order to recognise individual performance and contribution and to secure their retention.

The annual review of base salaries for all executive officers takes into account executive performance, current market conditions and practice (including remuneration of executives of a comparable level and in comparable markets), and inflation. The Chief Executive Officer’s and other executive officers’ base salaries are approved by the Compensation Committee and the Board.

2.	Non-Monetary Benefits

For senior executives required to relocate from their country of residence, InterOil also provides industry practice non-monetary benefits such as accommodation, annual return airfares and health care insurance.

3.	Annual Fixed Cash (“Contractual”) Bonus

Under their contracts of employment, certain executive officers and other senior executives are entitled to receive an annual fixed cash bonus, which is based upon a fixed percentage of their annual base salary and is designed as a method of retaining their services.

During 2013, annual fixed cash bonuses totalling $456,784 were earned by Named Executive Officers as listed in the Summary Compensation Table below.

4.	Short Term Incentive (Discretionary Performance Based Cash Bonus)

The annual short term incentive compensation program provides for cash awards, generally specified in individual employment contracts as a percentage of base salary, which are intended to motivate, reward and retain executive officers and other senior executives for achieving or surpassing annual Corporation and individual performance measures. The awards and their amount are at the discretion of the Compensation Committee, based upon the performance of the executives and the Corporation for the relevant year.

There is no written policy with respect to short term incentive payments.

During 2013, short term incentives totalling $986,331 were earned by Named Executive Officers, as listed in the Summary Compensation Table below.

5.	Long Term Incentive

We provide our senior management and key employees with long-term incentive compensation in the form of option and share-based award programs to provide recognition of exceptional individual and corporate performance. We believe that the provision of equity incentives for our senior management and more senior employees is an essential feature of our compensation program. We grant long-term incentives periodically to promote alignment of management interests with that of Shareholders and to assist in the attraction and retention of key, well-performing executives. This type of award may consist of restricted stock, stock options or other equity or performance-based compensation, all of which are granted pursuant to the Stock Plan.

In determining the short or long term incentive component of executive compensation, the Compensation Committee may consider such factors as the Corporation’s performance relative to its peer group, the executive’s performance in light of Corporation goals and objectives relevant to the executive’s compensation, competitive market data pertaining to compensation at comparable companies, and such other factors as the Compensation Committee deems relevant.

All long term incentive awards are granted at the discretion of the Compensation Committee. Each year, making reference to the respective executive’s contractual arrangements, the Compensation Committee determines the amount and proportion of each type of long-term incentive for each executive officer and for key senior employees. The number of stock incentives granted is designed to give rise to a total annual remuneration, including this long term incentive component, which places the relevant officers and executive employees in the upper quartile of the comparator group.

The Compensation Committee generally subjects stock incentive grants to a vesting schedule. Vesting generally occurs between one and three years from grant.

The three main categories of award under InterOil’s long term incentive structure are:

a.	RSUs

RSUs are issued to recipients based upon the fair market value of the underlying Common Shares on the date of grant. To determine the amount of stock incentive awards, the Compensation Committee considers the fact that stock incentives constitute a portion of the compensation package that we use to attract and retain qualified executives, the employee’s performance during the past year, as well as the employee's ability to influence our future performance.

RSUs may have a term of up to five years and vesting conditions at the discretion of the Compensation Committee, are set on the date of grant. RSUs generally vest either 100% after 12 months after the grant date or 50% 12 months after the grant date and the remaining 50% 24 months after the grant date. Vesting of RSUs is subject to continued employment unless waived by the Compensation Committee and may be subject to the achievement of performance or other criteria, although this has not generally been the case until the introduction of milestone bonuses described below.

During 2013, $2,861,260 worth of RSUs were granted to Named Executive Officers.

b.	Stock Options

The Stock Plan provides that the Compensation Committee may grant directors, officers, employees and consultants of the Corporation incentive options to purchase from the Corporation a designated number of authorized but unissued Common Shares. The Stock Plan was approved by Shareholders on June 19, 2009. RSUs rather than stock options have been increasingly employed by the Corporation as long term incentive compensation. Although stock options have not generally been granted under recent annual performance reviews, they have been considered an appropriate incentive tool when attracting new executives and were employed for that purpose in 2013.

The option exercise price of any award is established as the fair market value of our Common Shares on the date the options are granted, in accordance with the provisions of the Stock Plan, which in turn have been derived from applicable market rules of the NYSE. Vesting of stock options may be subject to the satisfaction of defined performance-related conditions.

During 2013, we awarded stock options to purchase an aggregate of 90,000 Common Shares, of which a total of 60,000 stock options were granted to Named Executive Officers. No awards of stock options were made to directors in 2013.

c.	Milestone Payments

To align executive performance with the Corporation’s strategic plan and the delivery of long term shareholder growth, in 2013 InterOil introduced milestone performance bonuses for certain executive officers and other senior executives under which the right to earn bonuses (in either cash or RSUs) (“Milestone Bonuses”) is dependent upon the achievement of specified Milestones (as defined below). Those Milestone Bonuses, while differing in individual cases, are directed at the achievement of corporate and individual goals commensurate with the furtherance of the Corporation’s strategic objectives which are customarily reflected in increased shareholder value. In 2013, Milestone Bonuses for Named Executive Officers related to the execution of, and the satisfaction of all conditions precedent under, a binding sale and purchase agreement for the sale and purchase of a working interest of not less than 30% of PRL 15 (20% in the case of Dr. Michael Hession) (the “SPA Completion”) and the achievements of certain defined stages in the construction and development of certain LNG projects in which InterOil holds an equity interest (the “LNG Project Development”). The respective executive employment agreements provide the basis and framework for the payment of Milestone Bonuses in relation to, and as an incentive for, the achievement of milestone events (each a “Milestone”) with respect to the SPA Completion and the LNG Project Development.

The Milestone Bonuses were adopted in order to enhance InterOil’s ability to attract and retain qualified and capable executives during a very critical period; promote a proprietary interest in the Corporation; stimulate the active involvement of such persons in the development and financial success of the Corporation, particularly via the SPA Completion and the LNG Project Development; and reward the contributions of such persons to the development of the SPA Completion and the LNG Project Development.

With respect to Mr. Geoffrey Applegate and Mr. Isikeli Taureka, the applicable Milestones are as follows: (1) SPA Completion; (2) date of commencement of front end engineering and design for any LNG project in which InterOil holds and equity interest (or is in receipt of a royalty in lieu of an equity interest) utilizing gas produced from PRL 15 (a “Relevant LNG Project”); (3) the date of the taking of a final investment decision by the owners of a Relevant LNG Project; (4) the date of execution of initial definitive financing documentation for the funding of InterOil’s interest in a Relevant LNG Project; and (5) the date on which the first cargo of LNG is loaded onto a vessel by a Relevant LNG Project for delivery to a customer.

Each Milestone Bonus in respect of Mr. Applegate and Mr. Taureka is to be satisfied by a grant of RSUs. No Milestone Bonuses were earned by Messrs. Applegate or Taureka in 2013. Subsequent to 2013, Messrs. Applegate and Taureka each became provisionally entitled to receive Milestone Bonuses of 200,000 in RSUs in respect of the SPA Completion. If all Milestones that are expected to be achieved in 2014 are achieved, Mr. Applegate and Mr. Taureka would each receive Milestone Bonuses equal to $200,000 in RSUs.

With respect to Dr. Michael Hession, the applicable Milestones are as follows: (1) SPA Completion; (2) date of the owners’ decision in respect of the SPA Completion to proceed to prepare a basis of design for any LNG project with a capacity of at least two trains in which InterOil holds an equity interest (or is in receipt of a royalty in lieu of an equity interest) (a “Series 1 LNG Project”) (3) the date of the completion of the basis of design in respect of a Series 1 LNG Project; (4) the date the owners decide to commence front end engineering and design in respect of a Series 1 LNG Project; (5) the date of the taking of a final investment decision by the owners in respect of a Series 1 LNG project; and (6) the date on which the first cargo is loaded on to a vessel in respect of a Series 1 LNG Project for delivery to a customer. In addition, in certain circumstances six additional Milestones will apply to Dr. Hession as follows: (1) the completion and approval by all relevant parties of a concept select for any LNG project (other than a Series 1 LNG Project) with a capacity of at least one train in which InterOil holds an equity interests (or is in receipt of a royalty in lieu of an equity interest) (a “Series 2 LNG Project”); (2) the date of the owners’ decision to proceed to prepare a basis of design for a Series 2 LNG Project; (3) the date of the completion of the basis of design in respect of a Series 2 LNG Project; (4) the date the owners decide to commence front end engineering and design in respect of a Series 2 LNG Project; (5) the date of the taking of a final investment decision by the owners in respect of a Series 2 LNG project; and (6) the date on which the first cargo is loaded on to a vessel in respect of a Series 2 LNG Project for delivery to a customer

Each Milestone Bonus is to be satisfied by a cash award and a grant of RSUs. No Milestone Bonuses were earned by Dr. Hession in 2013. Subsequent to 2013, Dr. Hession became provisionally entitled to receive a Milestone Bonus of $2,760,000 in cash and $1,840,000 in RSUs in respect of the SPA Completion. If all Milestones that are expected to be achieved in 2014 are achieved, Dr. Hession would receive Milestone Bonuses equal to $1,035,000 in cash and $690,000 in RSUs.

In addition, on any discovery by InterOil (jointly or in combination with other parties) of hydrocarbons within any exploration licence, which is estimated to contain at least 1 trillion cubic feet of hydrocarbon gas equivalent or oil equivalent, Dr. Hession would become entitled to an “exploration bonus” of $500,000 in RSUs.

Additional Material Changes

The Board has instructed that a review be undertaken of the remuneration framework for senior executives with the intention that the remuneration framework be simplified, subject to retaining competitiveness of salaries and adequate liquid funds. That review is due to be completed during the 2014 fiscal year.

No other material changes were recommended by the Board or Compensation Committee in 2013 to the general remuneration philosophy.

The total compensation paid to Named Executive Officers, and further details of their compensation, are included in the Summary Compensation Table and the Notes to that Table, below.

COMPENSATION CONSULTANT

When the Compensation Committee considers it necessary or advisable, it may retain, at the Corporation’s expense, outside consultants or advisors to assist or advise it on any matter within its mandate. The Compensation Committee may engage consultants to provide market data on executive and director compensation and a technical analysis of the market data in light of the Corporation’s compensation plans and practices.

In 2013, independent compensation consultant Guerdon Associates was engaged to undertake research and provide guidance on the appropriate level of fees for non-executive directors, the last such review having been undertaken in 2010. The changes implemented following that undertaking are set out under “Directors’ Compensation”, at page 26 below. Guerdon Associates was also engaged in 2013 to provide guidance and coordinate research for the Board’s consideration on potential stock ownership guidelines for directors and executives, and on share trading policy matters. Guerdon Associates was also retained to facilitate the Board evaluation process in 2013. These bodies of work were largely completed during the course of 2013, with some follow-up work finalised in early 2014. The work relating to stock ownership guidelines will inform the current review of the remuneration framework for senior executives (referred to above) being undertaken on the instructions of the Board, with input from Guerdon Associates where appropriate.

In addition, the Hay Group was engaged in 2013 to provide services to the Corporation’s Human Resources management. These services consisted of assistance in conducting a review of our non-executive classification salary structures across all operating locations. The Corporation’s Human Resources management also maintains annual Hay Group international on-line survey membership used primarily to assess non-executive position classifications for market benchmarking analysis and pricing. These activities were not (nor were required to be) either pre-approved or supervised by the Compensation Committee. To the extent management of the Corporation wishes to engage the Hay Group to provide similar other services, neither the Compensation Committee nor the Board would be required to pre-approve such other services.

Executive compensation – related fees

In discharging its responsibilities, the Compensation Committee takes into consideration information and advice provided by management, industry compensation surveys and publicly available executive compensation data, as well as the information and recommendations provided by external consultants where applicable. Aggregate fees paid to Guerdon Associates for services related to determining compensation for the Corporation’s directors and executive officers (the non-executive director fee review and stock ownership research referred to above) during 2013 were $59,710. Guerdon Associates had not been engaged by the Corporation prior to 2013.

No fees were paid to the Hay Group during 2013 for services related to determining compensation for the Corporation’s directors and executive officers. The fees paid to Hay Group in 2012 for such services were $19,551.

All other fees

Total fees paid to Guerdon Associates for all services provided by it other than those outlined under “Executive compensation – related fees” above, amounted to $90,293 for the year ended December 31, 2013.

Total fees paid to the Hay Group for all services provided by it, including non-executive job structure analysis, and the provision of surveys and advice, amounted to $105,285 for the year ended December 31, 2013. Such fees totalled $27,904 in 2012.

Hedging

Under our Insider Trading Policy, employees (including executive officers and directors) are prohibited from engaging in any short selling activities and from transacting in put or call options of any kind in relation to the Corporation’s securities. Compliance with this policy is overseen by the Compensation Committee. None of our Named Executive Officers or directors purchased or had in place any financial instruments designed to hedge or offset a decrease in value of equity securities granted as compensation or held, directly or indirectly, by the Named Executive Officer or director, in relation to any of the Corporation’s securities in 2013.

Risks of Compensation Policies and Practices

The Board and the Compensation Committee from time to time consider the implication of the risks associated with the Corporation's compensation policies and practices. The Corporation's compensation policies and practices give greater weight toward long-term incentives to mitigate the risk of encouraging short-term goals at the expense of long-term sustainability. The discretionary nature of the awards under the Stock Plan are significant elements of the Corporation's compensation plans and provide the Board and the Compensation Committee with the ability to reward historical performance and behaviour that the Board and the Compensation Committee consider to be aligned with the Corporation's best interests. The Corporation does not establish performance goals that would encourage short term goals at the expense of long term goals.

Summary Compensation Table

The following table sets out information concerning the total compensation earned during the financial years ended December 31, 2013, 2012 and 2011, by:

(i)	each Chief Executive Officer holding that position during 2013;
(ii)	the Chief Financial Officer during 2013;
(iii)	the three other most highly compensated executive officers at December 31, 2013 whose total compensation was, individually, more than CDN$150,000 for the financial year ended December 31, 2013, and
(iv)	any person who was an executive officer during 2013 but who at December 31, 2013 had ceased to hold that position and whose total compensation was more than CDN$150,000 in that fiscal year.

(collectively being the Named Executive Officers).

All amounts were paid in U.S. dollars unless otherwise disclosed.

Name and principal position	Year	Salary ($)	Option based Awards(1) ($)	Share-based Awards(2) ($)	Non-equity incentive plan compensation(3) ($)		All other compensation ($)		Total compensation ($)
					Annual incentive plans
Phil E. Mulacek (4)	2013	390,087	–	819,974	–		7,462,517	(5)	8,672,578
Chief Executive Officer	2012	1,488,462	–	–	–		190,911	(5)	1,679,373
until April 30, 2013	2011	587,776	–	–	–		107,670	(5)	695,446

Michael Hession	2013	614,877	–	300,016	284,565	(19)	24,195		1,223,653
Chief Executive Officer	2012	–	–	–	–		–		–
appointed July 11, 2013	2011	–	–	–	–		–		–

Name and principal position	Year	Salary ($)	Option based Awards(1) ($)	Share-based Awards(2) ($)	Non-equity incentive plan compensation(3) ($)		All other compensation ($)		Total compensation ($)

Gaylen Byker (7)	2013	–	–	205,917	–		297,250	(8)	503,167
Interim Chief Executive	2012	–	–	195,240	–		186,000	(8)	381,240
Officer from May 1, 2013 to July 10, 2013	2011	–	–	200,021	–		76,5008)		276,521

Collin F. Visaggio(9)(10)(11) (18) (20)	2013	674,072	–	584,520	126,008		19,426	(12)(13)	1,404,026
Former Chief Financial	2012	658,311	–	–	124,272		66,493		849,076
Officer	2011	466,464	–	240,023	92,869	(11)	92,743		892,099

Christian Vinson (14)	2013	589,714	–	437,309	–		1,509,867	(15)	2,536,890
Director & Executive	2012	1,155,744	–	–	300,000		30,537		1,486,281
Vice President	2011	375,122	–	–	150,000		–		525,122
until June 24, 2013

Isikeli (Keli) Taureka (9)(18)	2013	327,641	2,391,622	–	120,309	(19)	290,340	(16)	3,129,912
Executive Vice President	2012	–	–	–	–		–		–
Corporate Development &	2011	–	–	–	–		–		–
Government Relations

William Jasper III(17) (20)	2013	510,178	–	313,563	299,640		20,000	(6)(13)	1,143,381
Former President & Chief	2012	511,246	–	–	266,500	(17)	115,082		892,828
Operating Officer	2011	276,875	–	210,020	192,500	(17)	13,651		693,046

Geoffrey Applegate (9) (18)	2013	621,188	–	199,961	155,809	(19)	–		976,958
General Counsel &	2012	55,296	–	200,000	–		1,701		256,997
Corporate Secretary	2011	–	–	–	–		–		–

Notes to the Summary Compensation Table

(1)	The Corporation has calculated the grant date fair value of the options granted to Named Executive Officers using the Black-Scholes-Merton model. The Corporation chose the Black-Scholes-Merton model because it is recognized as the most common methodology used for valuing options and doing value comparisons. There were no differences noted between the grant date fair value and accounting fair value for share-based and option-based awards noted in the above table. The grant date fair value is calculated using the Black-Scholes-Merton model based on the following assumptions:

Year	Period	Risk free interest rate (%)	Dividend Yield	Volatility (%)	Weighted average expected life for options

2013	Jul 1 to Dec 31	0.6	-	73	5.0

2013	Jan 1 to Jun 30	0.4	-	73	5.0

2012	Jan 1 to Dec 31	0.5	-	80	5.0

2011	Apr 1 to Dec 31	0.4	-	78	5.0

2011	Jan 1 to Mar 31	1.2	-	79	5.0

(2)	The only share-based awards granted in 2011, 2012 and 2013 were RSUs, the terms of which are described under “Elements of InterOil’s Compensation Program” in the Compensation Discussion and Analysis above. Grants of RSUs are valued on the basis of the fair value of the Common Shares, as defined in the Stock Plan as the average of the opening and closing prices quoted on the NYSE on the date of grant.
(3)	Except as specifically noted below, all amounts earned in a year were paid, in accordance with their terms, in the following year.
(4)	As a founding director of the Corporation and while serving as Chief Executive Officer, Mr. Phil Mulacek, had no written employment agreement in place prior to February 2012. In 2011 a contract was negotiated to reflect Mr. Mulacek’s function as then Chief Executive Officer. These negotiations and the subsequent written contract entered into in February 2012 and effective as of July 1, 2011, took cognizance of benchmarking principles provided by the Hay Group, and Mr. Mulacek’s individual performance and contribution, and recognized the significance of his retention by the Corporation. Remuneration payable under the written agreement was paid retrospectively from the effective date of the agreement (July 1, 2011). Mr. Mulacek’s one-off retrospective payment of $474,013 in 2012 represents part of the increase in his compensation between 2011 and 2012. The remainder of the increase in 2012 reflects additional compensation approved for Mr. Mulacek under his written employment agreement, being increased salary components commensurate with the Hay Group principles, unpaid new bonus entitlements under his new contractual terms and travel and expatriate housing supplement. This agreement was terminated with Mr. Mulacek’s resignation.

(5)	The amount in 2013 consisted of a $7,200,000 termination payment in connection with Mr. Mulacek’s resignation as the Corporation’s Chief Executive Officer and pursuant to a retirement agreement entered into at that time, $200,000 in consulting fees, also pursuant to the retirement agreement, $19,157 directors’ fees and housing and travel allowances paid in cash. The amount in 2012 consisted of housing and travel allowances paid in cash. The amount in 2011 consisted of housing and travel allowances paid in cash, together with $75,000 in management fees paid to Petroleum and Independent Exploration Corporation (“PIE”) as the general manager of S.P. InterOil, LDC. PIE is a company controlled by Mr. Mulacek and owned by him with other members of his family. Payment of management fees to PIE ceased from July 1, 2011. The amount in 2012 and 2011 consisted of US on-costs (employer contributions to Social Security, Medicare and Federal Unemployment Levy.
(6)	The amount in 2013, 2012 and 2011 consisted of US on-costs (employer contributions to Social Security, Medicare and Federal Unemployment Levy).
(7)	Chairman and Director, Dr. Gaylen Byker acted as Interim Chief Executive Officer during the period between the resignation of former Chief Executive Officer, Mr. Phil Mulacek, and the appointment of current Chief Executive Officer, Dr. Michael Hession as noted above. All amounts included in the table were received by Dr. Byker in his capacity as Chairman and Director. He received no additional compensation for acting as Interim Chief Executive Officer.
(8)	The amount in 2011 consisted of directors’ fees. The amounts in 2012 and 2013 consisted of directors’ fees, including as Chairman of the Board.
(9)	The cash-based compensation was paid in Australian dollars (“AU$”).
(10)	The employment agreement of Chief Financial Officer, Mr. Collin Visaggio expired and was renewed with effect from February 1, 2012. The new agreement contained an increase to base salary recognizing his performance and contribution to the Corporation and the significance of his retention by the Corporation. An element of the increase also reflected an increase in his base salary in lieu of living away from home allowance.
(11)	As a result of an overpayment made by the Corporation in error in 2010, actual payments to Mr. Visaggio as cash–based incentive in 2011 as presented in the table are net of offsets made to recover the amounts. At the end of 2011, AU$60,000 remained to be recovered by way of offsets against payments to be made by the Corporation to Mr. Visaggio during 2012. The process was completed in June 2012, at which time no amount remained outstanding.
(12)	Statutory superannuation contributions made to Australian-based employees mandated by Australian law.
(13)	The amount in 2012 and 2011 consisted of housing and/or travel allowances paid in cash.
(14)	As a founding director of the Corporation, Executive Vice President Corporate Development & Government Relations Mr. Christian Vinson had no written employment agreement in place prior to March 2012. In 2011, a contract was negotiated to reflect Mr. Vinson’s function as Executive Vice President Corporate Development & Government Relations. As with Mr. Mulacek, these negotiations and the subsequent written contract (entered into in March 2012 and effective as of July 1, 2011), took cognizance of the benchmarking principles provided by the Hay Group and Mr. Vinson’s individual performance and contribution, and recognized the significance of his retention by the Corporation. Remuneration payable under this written agreement was paid retrospectively from the effective date of the agreement (July 1, 2011). Mr. Vinson’s one-off retrospective payment of $227,916 in 2012 represents part of the increase in his compensation between 2011 and 2012. The remainder of the increase in 2012 reflects additional compensation approved for Mr. Vinson under his written employment agreement, being increased salary component commensurate with the Hay Group principles, unpaid new bonus entitlements under his new contractual terms and travel and expatriate housing supplement.
(15)	The amount in 2013 consisted of a $1,500,000 termination payment in connection with Mr. Vinson’s resignation as the Corporation’s Executive Vice President Corporate Development & Government Relations and pursuant to a termination agreement, and housing and travel allowances paid in cash. The amount in 2012 consisted of housing and travel allowances paid in cash.
(16)	The amount in 2013 consisted of the amount payable to Mr. Taureka under his employment agreement upon commencement of his employment with InterOil in consideration for certain restrictive provisions contained in that agreement.
(17)	Following the expiry of the original employment agreement entered into with Mr. William Jasper, President and Chief Operating Officer on September 18, 2006, a new agreement was negotiated and entered into with effect from September 19, 2011. The renewed agreement adopted the principles provided by the Hay Group, and as a result Mr. Jasper’s base salary and contractual cash bonus were increased. Mr. Jasper continued working under his original terms and conditions during the renegotiation process. The renewed written agreement was not ratified and approved for payment until June 2012 at which time all payments from the effective date (September 19, 2011) were approved for payment and were made retrospectively. Mr. Jasper’s one-off retrospective payment of $167,653 in 2012 represents part of the increase in his compensation between 2011 and 2012.
(18)	Amounts paid in AU$ for 2013 have been converted into U.S. dollars at an exchange rate of 0.9678, being the average rate quoted by OANDA for that year. Amounts for 2012 have been converted into U.S. dollars at an exchange rate of 1.0350, being the average rate quoted by OANDA for that year. Amounts for 2011 have been converted into U.S. dollars at an exchange rate of 1.0319, being the average rate quoted by OANDA for that year.
(19)	Fixed and discretionary short term incentives payable under the employment agreements of Dr. Hession, Mr. Taureka and Mr. Applegate, pro-rated in the cases of Dr. Hession and Mr. Taureka from commencement of their employment in 2013 to 31 December 2013.
(20)	Messrs. Visaggio and Jasper resigned and retired respectively in January 2014.

Incentive Plan Awards

Outstanding Awards

The following table sets out information regarding all share-based and option-based awards outstanding as at December 31, 2013 for each Named Executive Officer.

Option-based Awards						Share-based Awards(2)
Name	Year	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	No. of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Phil E. Mulacek
	2010	200,000	52.76	15/06/15	–	–	–
	2013	–	–	–	–	2,952	151,998
Michael Hession
	2013	–	–	–	–	4,355	224,239
Gaylen Byker
	2009	15,000	25.85	24/06/14	384,600	–	–
	2013	–	–	–	–	2,952	151,998
Collin F. Visaggio
	2013	–	–	–	–	4,304	221,613
Christian Vinson
	–	–	–	–	–	–	–
Isikeli (Keli) Taureka
	2013	60,000	67.74	23/06/18	–	–	–
William J. Jasper III
	–	–	–	–	–	–	–
Geoffrey Applegate
	2012	–	–	–	–	1,250	64,363
	2013	–	–	–	–	2,262	116,470

Notes:

(1)	The closing price for the Corporation’s Common Shares quoted on the NYSE on December 31, 2013, which forms the basis for this calculation, was $51.49. Some of the options identified above for which values are quoted had not vested and were not able to be exercised as at December 31, 2013.
(2)	The only share-based awards granted by the Corporation consist of RSUs. All RSUs granted by the Corporation are distributed as Common Shares as soon as practicable after the vesting date has occurred such that as at December 31, 2013, there were no vested share-based awards not paid out or distributed and the market or payout value of vested share-based awards not paid out or distributed as at that date is nil.

The following table sets out the dollar value that would have been realized if options or RSUs held by the Named Executive Officers had been exercised on the vesting date.

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – value vested during the year(2) ($)
Phil E. Mulacek	–	785,901
Michael Hession	–	–
Gaylen Byker	–	255,190
Collin F. Visaggio	–	537,006
Christian Vinson	–	391,063
Isikeli (Keli) Taureka	–	–
William Jasper III	–	505,536
Geoffrey Applegate	–	176,368

Notes:

(1)	The market price employed in this calculation is the closing price of the Common Shares on the New York Stock Exchange on the vesting date. The exercise or grant price is subtracted from this and the net amount multiplied by the number of Common Shares under the vested option.
(2)	The market price employed in this calculation is the closing price of the Common Shares on the NYSE on the vesting date.

Stock Plan

The Stock Plan was adopted and approved by Shareholders at the annual and special meeting of Shareholders held on June 19, 2009. The purpose of the Stock Plan is to foster and promote the long-term financial success of the Corporation and to increase Shareholder value by: (a) encouraging the commitment of selected key employees, consultants and outside directors, (b) motivating superior performance of key employees, consultants and outside directors by means of long-term incentives, (c) encouraging and providing key employees, consultants and outside directors with a program for obtaining ownership interests in the Corporation that link and align their personal interests to those of the Shareholders, (d) attracting and retaining key employees, consultants and outside directors by providing competitive compensation opportunities, and (e) enabling key employees and outside directors to share in the long-term growth and success of the Corporation.

The Stock Plan permits the Compensation Committee to grant incentive awards to outside directors, employees and to certain consultants, which awards include non-statutory stock options, incentive stock options, stock appreciation rights, restricted stock awards, restricted stock-based awards and other stock-based awards, as well as supplemental payments with respect thereto. Some of the incentive rights may require the satisfaction of performance-based criteria in order to be payable to participants. Such rights are an important component of the total compensation package offered to employees and to consultants, reflecting the emphasis that InterOil places on motivating and rewarding superior results with long-term, performance-based incentives.

The maximum number of Common Shares reserved for issuance under the Stock Plan is set at 2,000,000 Common Shares. A maximum of 500,000 Common Shares may be issued upon exercise of incentive stock options. Any Common Shares subject to an award under the Stock Plan that are forfeited, cancelled, returned to InterOil for failure to satisfy conditions or otherwise terminated without an issuance of (including payment of an option price by withholding shares) Common Shares will not be counted against the maximum share limitations of the Stock Plan and may again be used for awards under the Stock Plan. The maximum aggregate number of shares attributable to incentive awards that may be granted or may vest in any calendar year pursuant to any incentive award for a Named Executive Officer is 300,000 and the maximum cash payout in any calendar year which may be made to such officer is $5 million.

The Stock Plan is administered by the Compensation Committee. Subject to the terms of the Stock Plan, the Compensation Committee has the power to select the persons eligible to receive incentive awards, the type and amount of incentive awards to be awarded, and the terms and conditions of such awards. The Compensation Committee has the authority to interpret the Stock Plan and establish, amend or waive rules necessary or appropriate for the administration of the Stock Plan.

No incentive stock options may be exercisable for more than ten years from the date of grant, or, in the case of an incentive stock option granted to an employee who owns or is deemed to own more than 10% of the outstanding Common Shares, five years from the date of grant.

Rights under any award may not be transferred except by will or the laws of descent and distribution or a qualified domestic relations order. However, the Compensation Committee may, in its discretion, authorize in the applicable award agreement the transfer, without consideration, of all or a portion of a non-statutory stock option by a participant in the plan to family members, trusts and entities owned by immediate family members.

Unless provided otherwise in the applicable award agreement, in the event of a change in control, as defined in the Stock Plan, all outstanding awards shall become 100% vested, free of all restrictions, immediately and fully exercisable and deemed earned in full and payable as of the day immediately preceding the change in control.

Under the Stock Plan, InterOil may issue Common Shares from treasury or purchase Common Shares on the open market or otherwise.

The Board has the power and authority to terminate or amend the Stock Plan at any time; provided, however, the Board may not, without the approval of Shareholders: (i) other than as a result of a dilutive event, increase the maximum number of Common Shares which may be issued under the Stock Plan; (ii) amend the requirements as to the class of employees eligible to purchase Common Shares under the Stock Plan; (iii) extend the term of the Stock Plan; (iv) increase the maximum limits on awards to covered employees as set for compliance with the performance-based exception provisions of the Stock Plan; or (v) decrease the authority granted to the Compensation Committee under the Stock Plan in contravention of Rule 16b-3 under the United States Securities Exchange Act of 1934. In addition, to the extent that the Compensation Committee determines that the listing requirements of any national securities exchange or quotation system on which the Common Shares is then listed or quoted, or the United States Internal Revenue Code or regulations promulgated thereunder, require Shareholder approval in order to maintain compliance with such listing requirements or to maintain any favourable tax advantages or qualifications, then the Stock Plan shall not be amended without Shareholder approval. No amendment to the Stock Plan may adversely affect any rights of a holder of an outstanding award under the Stock Plan without such holder's consent.

The Stock Plan was amended in 2012 to authorize the Corporation to withhold amounts necessary to meet the Corporation’s obligations for taxation arising on or in connection with the grant or exercise of incentive awards under the Stock Plan.

Unless otherwise provided by the Compensation Committee in the award agreement, the period during which vested awards may be exercised following a termination of employment is as follows: (i) if a participant's employment is terminated for any reason other than as a result death, disability, retirement or for cause, the vested portion of such award is exercisable for the lesser of the expiration date set out in the applicable award agreement or 90 days after the date of termination of employment; (ii) in the event of the termination of participant's employment for cause, all vested awards immediately expire; (iii) upon a participant's retirement, any vested award shall expire on the earlier of the expiration date set out in the award agreement for such award or one year after the date of retirement (three months in the case of incentive stock options); and (iv) upon the death or disability of a participant, any vested award shall expire on the earlier of the expiration date set out in the award agreement or the one year anniversary date of the participant's death or disability.

Stock Options

The Compensation Committee may grant "non-statutory stock options" and "incentive stock options"; however, incentive stock options may only be granted to employees. The aggregate "Fair Market Value" (as defined below) of the Common Shares with respect to which incentive stock options become first exercisable by any participant during any calendar year cannot exceed $100,000. Historically, the Corporation has only granted non-statutory stock options. The exercise price under a stock option shall not be less than the Fair Market Value per share on the date of grant. "Fair Market Value" is defined as the average of the opening and closing prices of a Common Share on the date as of which Fair Market Value is to be determined, or if no such sales were made on such date, the closing sales price on the immediately preceding business day of a Common Share as reported on the NYSE.

The exercise price for Common Shares acquired on exercise of a stock option must be paid in cash, or, if approved by the Compensation Committee, delivery of Common Shares with a Fair Market Value equal to the exercise price of the stock option, the withholding of shares that would otherwise be issuable upon exercise, participation in a "cashless exercise'' arrangement, or payment of any other form of consideration acceptable to the Compensation Committee.

Stock Appreciation Rights ("SARs")

A SAR provides the holder with the right to receive a payment in Common Shares equal to the excess of the Fair Market Value of a specified number of Common Shares on the date the SAR is exercised over a SAR price specified in the applicable award agreement. The SAR price specified in an award agreement must be equal to or greater than the Fair Market Value of the Common Shares on the date of the grant of the SAR. SARs are subject to the terms as the Compensation Committee may specify and may not generally be exercisable prior to six months from the date of grant.

Restricted Stock

An award of restricted stock is an award of Common Shares that is subject to restrictions or limitations as set out in the Stock Plan and in the related award agreement. Restrictions may include the time or times within which such award may be subject to forfeiture and any performance goals which must be met. Except for the right to vote the Commons Shares (unless otherwise provided in the applicable award agreement) and limitations on transfer or limitations set out in the applicable award agreement, holders of restricted stock shall have all of the rights of a Shareholder, including, if provided in the applicable award agreement, the right to receive any dividends thereon. Unless otherwise provided in an award agreement, upon the termination of a participant's employment, the non-vested portions of all outstanding awards will terminate immediately.

Other Stock-Based Awards

The Compensation Committee may grant other stock-based awards, which include awards payable in Common Shares (that are not subject to restrictions), RSUs, Common Shares awarded subject to the satisfaction of specified performance criteria, convertible or exchangeable debentures, other rights convertible into Common Shares and incentive awards valued by reference to performance criteria, which awards are payable in cash or Common Shares.

Retirement Plan Benefits

InterOil has not adopted any retirement plan, pension plan or deferred compensation plan.

Disclosure of Termination and Change of Control Benefits

Termination and change of control payments are provided for in employment agreements with the following Named Executive Officers as described below. These provisions were negotiated with those officers as important requirements for their attraction to and/or retention by the Corporation. The triggers for their application and the amounts payable in the event they are activated were determined by negotiation and having regard to market norms for executives of their level at the time. Key elements are summarized as follows:

Phil Mulacek – Former Chief Executive Officer

In February 2012, we entered into an employment agreement with an effective date of July 1, 2011, with Phil Mulacek as then Chief Executive Officer. No contract had previously been in existence governing our employment relationship with Mr. Mulacek. The employment agreement provided for an initial three year term and for automatic one year extensions thereafter in the absence of notice of termination from the Corporation.

The employment agreement provided that if during the term of employment Mr. Mulacek's employment was (i) terminated by us except for "Cause" before or after a “Change of Control”; (ii) terminated due to "Disability"; (iii) terminated by him for "Good Reason"; or (iv) terminated within three years following a “Change of Control” of the Corporation, then Mr. Mulacek would be entitled to be paid, in the aggregate and within 30 days, (a) a lump sum amount equal to $3,600,000, (b) all accrued and unused annual leave which leave had accrued at the rate of 60 days per year from the commencement of the employment agreement, (c) an amount equivalent to 365 days’ paid annual leave as a “Foundation Leave Benefit”, and (d) an annual bonus amount equivalent to 50% of Mr. Mulacek’s base salary pro-rated from the commencement of the calendar year until the date of termination.

Payments were subject to certain conditions including, (i) provision by Mr. Mulacek of a general release to the Corporation in an agreed form within 21 days of termination, (ii) not competing with the Corporation’s business or soliciting its employees for 90 days after such termination, and (iii) maintaining confidentiality of the Corporation’s “Confidential Information”.

In the event of Mr. Mulacek’s death during his employment under the employment agreement, his estate beneficiaries were entitled to receive a lump sum payment of $3,600,000, together with any other accrued and unpaid benefits existing at his death.

We were permitted to terminate Mr. Mulacek's employment agreement for "Cause". Cause included wilful neglect or misconduct resulting in material damage to the Corporation, wilful and repeated refusal or failure to perform or wilful disregard of his duties, conviction of any felony, acts of fraud, embezzlement or misappropriation, conviction for discrimination against or harassment of any employee, or breach of the covenants in the agreement. If terminated for Cause, Mr. Mulacek would have been entitled to receive only “Accrued Benefits” (unpaid base salary through the date of termination, accrued but unused annual leave benefit; accrued but unused Foundation Leave Benefit (as defined in the employment agreement), unpaid annual bonus earned through the date of termination, any compensation previously deferred by Mr. Mulacek, reimbursement of expenses incurred through the date of termination, and all other payments, benefits and rights under any benefit, compensation, incentive, equity or fringe benefit plan, program, or arrangement or grant through the date of termination).

Mr. Mulacek retired as an employee of InterOil effective April 30, 2013. On his retirement, the employment agreement was terminated, and he and InterOil entered into an Retirement Agreement under which Mr. Mulacek was paid $3,600,000 for past performance, $3,600,000 as accrued benefits (including accrued but unpaid base salary, accrued but unused annual leave, and foundation leave benefit, unpaid annual fixed bonus and annual unpaid discretionary bonus, compensation deferred by Mr Mulacek, unreimbursed business expenses and benefits and rights under any InterOil compensation and incentive plans, through to the retirement date). In addition, 200,000 options remained outstanding and eligible for vesting until the original expiry date (June 15, 2015) upon the occurrence of a positive Financial Investment Decision in the Corporation’s LNG Project (“FID”), a change in control of the Corporation or the transfer of the Corporation’s interests in the Elk/Antelope structure of resulting in the Corporation having less than 15% net revenue interest in that structure. Mr. Mulacek was also entitled on the retirement date to exercise 30,000 options (otherwise vesting upon the occurrence of FID or a change in control of the Corporation) and shares with respect to 10,549 RSUs (otherwise vesting on July 1, 2013).

Mr. Mulacek continued as a director of the Corporation (until November 14, 2013 and was retained by InterOil until December 15, 2013 to provide advisory services on payment of $200,000.

Payment was subject to certain conditions, including resigning immediately from office as a director or officer of all InterOil companies, agreeing to a non-compete covenant, maintaining confidentiality obligations mutual non-disparagement covenants and mutual releases.

Dr. Michael Hession – Chief Executive Officer from July 11, 2013

Dr. Michael Hession’s employment with InterOil commenced on July 11, 2013.

Under the terms of Dr. Hession’s employment agreement, Dr. Hession may terminate his employment by notice if he ceases to be Chief Executive Officer or the most senior employee in the Group (as defined in the employment agreement); there is a material adverse change in his status, job content or responsibilities or they are materially diminished; InterOil materially breaches a provision of his employment contract which is either not remedied or capable of remedy; there is a “Change of Control” of InterOil; or InterOil becomes insolvent or similar. In this case, Dr. Hession is entitled to the “Termination Remuneration” described below.

InterOil may terminate Dr. Hession’s employment by reason of physical or mental incapacity or on the basis that he is otherwise unable to fulfil his responsibilities, in which case he (or, in the case of his death, his estate) is entitled to half of the “Termination Remuneration” described below. Should InterOil terminate Dr. Hession’s employment for any other reason (except for “Cause” as defined in the employment agreement), Dr. Hession is entitled to payment of the entire Termination Remuneration.

“Termination Remuneration” is, if the termination occurs within three years of commencement of employment, an amount being the aggregate of two years’ base annual salary, twice the amount of the annual fixed cash bonus for the year in which termination takes effect and twice the amount of the performance bonus for that year. If the termination occurs three years or more after the employment commencement date, the Termination Remuneration is an amount being the aggregate of one year’s base annual salary, the amount of the annual fixed cash bonus for the year in which termination takes effect and the amount of the performance bonus for that year.

Should InterOil terminate Dr. Hession’s employment for “Cause” as defined in the agreement, he is not entitled to the Termination Remuneration. He is entitled to payment of base annual salary and (subject to the terms of the Stock Plan) other entitlements and benefits up to or accruing as at the termination date (as he is should he elect to terminate his employment on three months’ notice), but in the case of termination for Cause, any accruing or prospective entitlement to annual fixed cash bonus or performance bonus in the year in which termination occurs (unless it has then unconditionally accrued) is forfeited.

Payment is subject to certain conditions, including resigning immediately from office as a director or officer of all InterOil companies, maintaining confidentiality obligations and observing a 12 month non-compete covenant.

Dr. Gaylen Byker – Chairman, Director and Former Interim Chief Executive Officer

Dr. Byker is Chairman of InterOil and a director of the InterOil Board. He assumed the role of Interim Chief Executive Officer from May 1, 2013 to July 10, 2013. He is not and was not during 2013 an employee of, and has and has had no contract of employment with the Corporation. All payments made to Dr. Byker are in his capacity as Chairman and director. He received no additional compensation for acting as Interim Chief Executive Officer from May 1, 2013 to July 10, 2013. On resignation or retirement as a director, Dr. Byker is entitled to fees accruing up to the date of resignation or retirement. Stock options and RSUs vest in accordance with the terms of the Stock Plan.

Collin Visaggio – Former Chief Financial Officer

On July 1, 2012, we entered into a renewed employment agreement with Mr. Collin Visaggio, effective February 1, 2012, replacing his prior agreement and carrying forward his original tenure from his initial engagement of October 26, 2006. The terms of Mr. Visaggio’s renewed employment agreement provided an entitlement to receive payment of the amount referred to below in the event of termination of employment: (i) by us except for "Cause"; or (ii) within 30 days of a “Change of Control” of the Corporation and when, as a result of that change of control, a “material change” occurred. Material change means: (i) a substantial reduction in base salary; (ii) termination of office other than for cause; (iii) significant diminution in status or role by reason of the change of control (other than where the opportunity to be reassigned to another role for which he is reasonably suited by experience, training and qualifications which would not involve such a diminution is declined); (iv) geographic relocation to another State or Territory of Australia, or to another country, subsequent to a change of control occurring; or (v) any other change which would constitute conduct entitling it to be accepted as repudiation by the Corporation of the contract.

In the event that the threshold conditions were met and notice of termination of employment given by either Mr. Visaggio or InterOil, Mr. Visaggio was entitled under the agreement to be paid, within three months, an amount equal to twelve months of his annual base salary, together with an amount equal to the maximum annual incentive bonus payable to him for that year, such payment being net of applicable taxes and to be made by InterOil Australia Pty Ltd, a wholly-owned subsidiary of the Corporation.

Under the agreement, on termination of Mr. Visaggio’s employment for any reason, payment by the Corporation of remuneration payable up to and including the effective termination date was required within 30 days of termination, having regard to any applicable notice period, and any amount of accrued leave due in lieu of having taken that leave.

Mr. Visaggio resigned as an employee of InterOil effective January 21, 2014.

Christian Vinson – Former Executive Vice President Corporate Development & Government Affairs

In June 2012, we entered into an employment agreement with Mr. Christian Vinson as Executive Vice President Corporate Development & Government Affairs. No contract had previously been in existence governing our employment relationship with Mr. Vinson. The employment contract provided for an initial five year term.

Under the terms of Mr. Vinson’s employment contract, in the event of resignation or termination by the Corporation at any time for any reason, Mr. Vinson was entitled to receive gross base salary to the effective termination date, annual cash bonus and annual RSU allotment on a pro-rata basis calculated up to and including termination date and any amount of accrued leave due in lieu of having taken that leave.

In the event of (i) resignation or termination (other than for “Cause”) on or after the first anniversary of the Commencement Date; or (ii) termination within three calendar months of a “Change of Control” of the Corporation, an additional payment amount of gross $1,500,000 as severance was payable. In the event of a Change in Control unvested options and RSUs would vest and become immediately and fully exercisable, subject to Compensation Committee approval (not to be unreasonably withheld).

Mr. Vinson resigned as an employee of InterOil effective June 24, 2013.

Mr. Vinson received a total of $1,786,896 in full satisfaction of all payment obligations by InterOil on cessation of his employment, including salary, annual cash bonuses, RSUs and any other share-based entitlements, stock options, leave and expenses. Payment was subject to certain conditions including, confidentiality and non-compete undertakings, mutual releases and mutual non-disparagement covenants.

Isikeli (Keli) Taureka – Executive Vice President Corporate Development and Government Relations

On May 25, 2013, we entered into an employment agreement with Mr. Isikeli Taureka.

The employment agreement provides that Mr. Taureka may resign his employment on three months’ notice; and InterOil may terminate his employment for any reason on three months’ notice, except for “Cause” in which case termination by the Corporation may be of immediate effect, and except within 12 months of a successful takeover resulting in a change of control in which case the Corporation must give at least 12 months’ notice.

On resignation by Mr. Taureka or termination by the Corporation except in the case of a “material change”, Mr. Taureka is entitled to payment, within 30 days of the effective date of termination, of his gross base annual salary for the period until the termination date; and if resignation or termination occurs after the first year of service, the annual cash bonus and contractual element of his annual RSU award, in each case on a pro rata basis up to and including the effective termination date. If InterOil terminates Mr. Taureka’s employment after his first year of service, he is entitled also to one month’s gross base salary for each year of service commenced on or after the first anniversary date of his employment, to a maximum of six months’ gross base salary.

In the case of a “material change” (including a material reduction in compensation or a material diminution in the status or the role of the position) occurring, Mr. Taureka is also entitled, in lieu of the payments described in the preceding paragraph, to payment of gross base salary through the effective termination date; if termination occurs after the first year of employment, the contractual element of his annual cash bonus and contractual element of his annual RSU award, in each case pro-rated up to and including the termination date; and six months’ gross base salary plus an additional one month of gross base salary for each year of service which has commenced on or after the first anniversary of Mr. Taureka’s commencement date.

William Jasper III – Former President & Chief Operating Officer

On September 19, 2011, we entered into a renewed two year employment agreement with Mr. William Jasper as President and Chief Operating Officer, his initial contract entered into on September 18, 2006 having expired.

The agreement provided that if Mr. Jasper's  employment was: (i) terminated by us except for "Cause"; (ii) terminated due to "Disability" or "Retirement"; (iii) terminated by him for "Good Reason"; or  (iv) terminated within 30 days of a “Change of Control” of the Corporation, Mr. Jasper would be entitled to be paid, in the aggregate, as additional compensation an amount equal to twelve months’ gross base salary, less applicable tax, and the maximum amount to which Mr. Jasper would have been entitled as an achievement bonus for the twelve month period.

Any such additional payment was payable in a cash lump sum, net of applicable withholdings, not later than sixty calendar days following the date of termination.  The agreement provided for the immediate vesting of all options granted to him should employment be terminated by Mr. Jasper as a result of a “Change of Control, all such options being exercisable for a period of 60 days, subject to the provisions of the Stock Plan. Mr. Jasper's employment contract was also terminable by InterOil for "Cause".

Under the agreement, on termination of Mr. Jasper’s employment for any reason, payment by the Corporation of remuneration payable up to and including the effective termination date was required within 30 days of termination, having regard to any applicable notice period, and any amount of accrued leave due in lieu of having taken that leave.

Mr. Jasper retired as an employee of InterOil effective January 24, 2014.

Geoffrey Applegate – General Counsel and Corporate Secretary

On December 1, 2012, Mr. Geoffrey Applegate commenced employment with InterOil as its General Counsel and Corporate Secretary under an employment agreement entered into on October 31, 2012.

The employment agreement provides that InterOil may terminate Mr. Applegate’s employment for any reason on three months’ notice, except for “Cause” in which case termination by the Corporation may be of immediate effect. Mr. Applegate may resign his employment on three months’ notice except where the Corporation becomes insolvent or similar, in which case the requirement for notice does not apply.

On termination of employment by the Corporation or Mr. Applegate for any reason, Mr. Applegate is entitled to payment, within 30 days of the date of termination, of his base annual salary and other entitlements (including, subject to the terms of the Stock Plan, shares arising from the vesting of RSUs or the exercise of stock options) accrued or accruing up to or as at the effective termination date.

In the case of termination of Mr. Applegate’s employment by the Corporation except for “Cause”, or in the case of termination by Mr. Applegate for a material breach of the agreement by the Corporation which is either not remedied or capable of remedy, the Corporation becoming insolvent or similar or not maintaining its listing on the NYSE, the occurrence of a “material change”, or any reason preventing performance of his employment duties on a permanent basis for more than 12 weeks, Mr. Applegate is also entitled to an additional payment. That payment is the amount of gross base salary payable until November 30, 2014 (but not being less than six months’ gross base salary) and RSUs, stock options, annual fixed bonus and performance bonus accrued or accruing up to and as at November 30, 2014.

“Material change” means reduction by the Corporation of Mr. Applegate’s gross base salary or other benefits or entitlements, Mr. Applegate ceasing to be an executive officer of the Corporation, a significant diminution in the status or role of the position in which he was employed, notification of geographic relocation subsequent to a “change of control” occurring or conduct by the Corporation constituting a repudiation of the agreement.

Payments upon termination of employment and upon change of control of InterOil

The following table sets out estimates of the incremental amounts payable to each of the Named Executive Officers upon the specified termination events, assuming that each such event took place on December 31, 2013.

	Salary(1) ($)	Annual Bonus ($)	Other Employee Benefits	Value of Stock Options(4) ($)	Value of RSUs(4) ($)	Total Incremental Obligation ($)
Phil Mulacek(6)	3,600,000	600,000	–	10,298,000	151,998	14,649,998

Michael Hession	2,400,000	1,200,000	–	–	224,239	3,824,239

Gaylen Byker(2)	–	–	–	–	151,998	151,998

Collin Visaggio(5)	621,000	124,200	–	–	221,613	966,813

Christian Vinson(3)(7)	1,500,000	45,000	–	–	–	1,545,000

Isikeli (Keli) Taureka	314,535	–	–	3,089,400	–	3,403,935

William Jasper	460,000	184,000	–	–	–	644,000

Geoffrey Applegate	576,648	–	–	–	180,833	757,481

Notes:

1.	All employees are entitled to payment of all salary and benefits up to and including the date of termination. Payment can be made in lieu of notice, which is three months for the majority of employees. All employees are also entitled to payment of all outstanding leave entitlements owed at the date of termination.
2.	Dr. Byker is Chairman of InterOil and a director of the InterOil Board. He is not and was not during 2013 an employee and has no contract of employment with the Corporation. All payments made to Dr. Byker are in his capacity as Chairman and director. He received no additional compensation for acting as Interim Chief Executive Officer from May 1, 2013 to July 10, 2013.
3.	Annual bonus is based on contractual cash bonus (a percentage of annual salary) and for six months of the performance year.
4.	The closing market price of the Common Shares on the NYSE of $51.49 per share on December 31, 2013 was used to value the incremental payments for stock options and RSUs not previously vested and vesting as a result of a change of control. All unvested stock options vest immediately upon termination in the event of a change of control as defined and provided for in the Stock Plan. It has been assumed that all in-the-money stock options would be exercised at such time.
5.	The cash-based compensation of Australian-based employees is paid in Australian dollars. Amounts for 2013 have been converted into U.S. dollars at an exchange rate of 0.9678, being the average rate quoted by OANDA for 2013.
6.	The actual amount paid to Mr. Mulacek, or to his account under his Retirement Agreement, upon his retirement was $7,504,600, comprising $3,600,000 in salary and $3,904,600 in other compensation, described above.
7.	The actual amount paid to Mr. Vinson upon his resignation was $1,786,897, comprising $67,702 in salary, $75,526 in annual bonus and $1,643,669 in other compensation, described above.

Directors’ Compensation

The following table provides information on the compensation provided to the non-executive directors of InterOil during the year ended December 31, 2013. Compensation paid to non-executive directors in 2013 consisted of annual retainer and meeting fees and RSUs.

Name	Fees earned ($)	Share-based awards(1) ($)	Total Compensation $
Roger N. Grundy	54,250	102,958	157,208
Roger F. Lewis	67,000	205,917	272,917
Ford Nicholson	52,500	205,917	258,417
Rabbie Namaliu	50,000	205,917	255,917
Samuel Delcamp	60,000	205,917	265,917
Sir Wilson Kamit	25,000	205,917	230,917

Notes:

(1)	All non-executive directors, with the exception of Mr. Roger N. Grundy, were granted RSUs, in connection with their duties as directors of the Corporation, in an amount equal to $200,000 at the date of grant pursuant to the Stock Plan. Roger N. Grundy, was granted RSUs, in connection with his duties as director of the Corporation, in an amount equal to $100,000 at the date of grant pursuant to the Stock Plan. RSUs were granted to all of the non-executive directors on June 23, 2013. Grants of RSUs are valued on the basis of the fair value of the Corporation's common stock, as defined in the Stock Plan as the average of the opening and closing prices quoted on the NYSE on the date of grant.

(2)	Dr Gaylen Byker acted as Interim Chief Executive Officer between May 1, 2013 and July 10, 2013. Accordingly, his compensation is reported in the Summary Compensation Table at page 15 above. Dr. Byker did not receive any additional remuneration for acting in the capacity of Interim Chief Executive Officer.

In 2013, the Compensation Committee retained Guerdon Associates to conduct research, against relevant comparator groups (consisting of similar companies listed in the United States, Australia, Canada, the United Kingdom and Papua New Guinea, reflecting the domicile of InterOil directors) and to provide guidance on the appropriate level of compensation payable to non-executive directors.

As result, directors’ fees were restructured effective July 1, 2013 such that meeting fees of $1,500 payable to non-executive members of the Audit Committee for attendances at meetings of that committee were abolished and membership fees for standing Board committees were introduced as follows:

(i)	Audit Committee and Compensation Committee – Chairman $15,000 (previously $5,000) and members $6,000 per annum; and

(ii)	Nominating and Governance Committee and Reserves Committee – Chairman $6,000 and members $2,000 per annum.

Previously retainers had been paid to the chairs of the Audit Committee of $5,000 per annum and to the Chairman of the Compensation, Reserves committees of $2,500 per annum.

No increase was made in 2013 to directors’ Board retainers. Other than an increase to the compensation of the Chairman to reflect the commensurate increase in his duties on his assuming the role of Chairman in 2012, no changes had been made to directors’ compensation since 2010.

Performance Graph

The following graph compares the yearly change for the five years ended December 31, 2013 in the cumulative total Shareholder return on our Common Shares against the cumulative total return for the S&P/TSX Composite Index and the S&P 1500 Index. The comparison of total return on an investment for each of the periods assumes that C$100 was invested on December 31, 2008 in our Common Shares, the S&P/TSX Composite Index, the S&P 1500 Index, and that all dividends were reinvested.

	Years Ended December 31,
	2008		2009		2010		2011		2012		2013
S&P/TSX Composite Index	C$	100.00	C$	130.69	C$	149.57	C$	133.02	C$	138.34	C$	151.56
S & P 1500 Index	C$	100.00	C$	124.33	C$	141.95	C$	141.57	C$	160.92	C$	209.39
InterOil	C$	100.00	C$	558.62	C$	524.15	C$	371.86	C$	403.86	C$	374.47

InterOil’s Common Shares currently trade on the NYSE. The Common Shares were voluntarily de-listed from the Toronto Stock Exchange on January 27, 2009. The Common Shares also traded on the American Stock Exchange until March 31, 2009 at which time the Common Shares commenced trading on the NYSE. For the period from January 1, 2007 until January 27, 2009, share price data is sourced from the Toronto Stock Exchange, and for the period beginning January 1, 2009 to December 31, 2013, share pricing data sourced from the American Stock Exchange and NYSE has been used, converted into Canadian dollars at the monthly exchange rate quoted by OANDA at the end of each month.

As demonstrated in the graph above, the Corporation’s total shareholder return has increased 274% since December 31, 2008. The Corporation’s cumulative performance has exceeded the two comparator indices over the five most recently completed financial years.

For the period December 31, 2008 to December 31, 2013, assuming a C$100 initial investment and reinvestment of all dividends, the Corporation’s cumulative total shareholder return on Common Shares was C$374, as compared with C$151 for the S&P/TSX Composite Index and C$209 for the S&P 1500 Index.

For the purposes of this discussion, executive officer compensation is defined as the aggregate annual compensation equalling the sum of base salary, non-monetary benefits, annual fixed cash bonus, short term incentive and long term incentives including RSUs and stock options.

Base salaries for executive officers were reviewed during two reporting periods of 2009 and 2010. For those executive officers remunerated in Australian dollars, costs to the Corporation increased noticeably from 2010 when the Australian dollar appreciated sharply against the U.S. dollar.

Long term incentives in the form of stock incentive grants were a major component of remuneration for executive officers throughout the period, with increasing use being made of RSUs and with the more limited uses of stock options being made subject to certain conditions.

Stock incentive grants were made to certain executive officers in 2010 as part of a substantial review of their compensation. Such grants were to ensure that executive total remuneration remained competitive, and commensurate with the demands involved with employment as an officer in the Corporation at a pivotal stage of its development.

While base salaries for executive officers have increased at times when the Corporation's share price has outperformed the relevant indices, such compensation was not directly linked to the share price of the Common Shares. Increases in base salaries for executive officers have increased in-line with the relevant employment market factors associated with attracting and retaining executives. The use of short term and long term incentives such as stock incentive grants under the Stock Plan were used by the Board as a tool to reward executive officers for performance.

Total Shareholder Return is one of the factors considered by the Board during its deliberations on the base salaries and the short and long term incentive components of executive officer compensation.

Cash-based remuneration for executive officers did not change materially until after reviews were undertaken for some executive officers in 2009 and others during 2010. For those executive officers remunerated in Australian dollars, costs to the Corporation increased noticeably from 2010 when the Australian dollar appreciated sharply against the U.S. dollar.  Stock incentive grants were a major component of remuneration for executive officers throughout the period, with increasing use being made of RSUs and with the more limited uses of stock options being made subject to certain conditions.  Significant stock incentive grants were made to certain executive officers in 2010 as part of a substantial review of their compensation.  Stock incentive grants have since been made in recognition of the critical roles relevant executive officers play in the Corporation’s future, the need to ensure their total remuneration is competitive, and the demands involved with employment as an officer in the Corporation at pivotal stages of its development.  While compensation for executive officers has increased at times when the Corporation's share price has outperformed the relevant indices, such compensation is not directly linked to the share price of the Common Shares, except the use of stock incentive grants under the Stock Plan.  Increases for 2013 are discussed in the Compensation Discussion and Analysis above.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information regarding our equity compensation plans as of December 31, 2013.

Note:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	653,068	US$	53.36	1,146,842

The only equity compensation plan in use is the Stock Plan, approved by Shareholders in June 2009.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of our current or former directors or executive officers owed any debts to us or any of our subsidiaries at any time during 2013 or as of May 6, 2014. We did not provide any financial assistance to any directors to purchase any of our securities in 2013.

Interest of Informed Persons in Material Transactions

Except as disclosed elsewhere in this Circular and on the basis of information provided by directors and executive officers, no director or executive officer of the Corporation and no person who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares (collectively, an "Informed Person") and no associate or affiliate of any Informed Person, had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last financial year or in any proposed transaction that materially affects or would materially affect the Corporation or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICE

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders, and the evaluation of the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of InterOil.

The Board believes that effective corporate governance is critical to our continued and long-term success. The Board strongly believes that commitment to sound corporate governance practices is in the best interests of its Shareholders and contributes to effective and efficient decision making.

The disclosure of InterOil's corporate governance practices is presented pursuant to the requirements of NI 58-101 and is set out in Appendix "A" to this Circular.

MANAGEMENT CONTRACTS

No management functions of the Corporation or any of its subsidiaries were to any substantial degree performed other than by the Directors or executive officers of the Corporation or subsidiary in 2013.

ADDITIONAL INFORMATION

Additional information regarding us is available on SEDAR at www.sedar.com. Information regarding our business is provided in our annual information form (“AIF”) for the year ended December 31, 2013. Financial information is provided in our comparative financial statements and management's discussion and analysis for the year ended December 31, 2013. The disclosure required by National Instrument 52-110 is found in our AIF under the heading “Audit Committee”. Shareholders may contact InterOil Corporation at 111 Somerset Road, TripleOne Somerset, #06-05, Singapore 238164 (attention Mr. Geoffrey Applegate, General Counsel and Corporate Secretary) or through our website at www.interoil.com to obtain, without charge, copies of these documents and additional copies of this Circular.

APPENDIX “A”

CORPORATE GOVERNANCE DISCLOSURE

FORM 58-101F1

Disclosure Requirement	InterOil Corporation Corporate Governance Practices
1. Board of Directors
(a) Disclose the identity of directors who are independent.	The following directors are independent as that term is defined in NI 58-101 and N1 52-110 and under applicable New York Stock Exchange Rules: Dr. Gaylen Byker, Mr. Ford Nicholson, Mr. Roger Lewis, Mr. Roger Grundy, Mr. Samuel L. Delcamp, Sir Rabbie Namaliu and Sir Wilson Kamit. Dr. Gaylen Byker was not independent under NI 58-101 and N1 52-110 and under applicable New York Stock Exchange Rules for the period during which he assumed the role of Interim Chief Executive Officer, namely from May 1, 2013 to July 10, 2013 following the resignation of Mr. Phil Mulacek as Chief Executive Officer on April 30, 2013. Dr. Byker resumed his independent status when he stepped down from that interim role upon the appointment of Dr. Michael Hession as Chief Executive Officer on July 11, 2013.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	Dr. Michael Hession is not independent as he is an executive officer of InterOil. Dr. Gaylen Byker was not independent for the period during which he acted as Interim Chief Executive Officer, to which pro tem role he was appointed from May 1, 2013 following Mr. Mulacek’s resignation as Chief Executive Officer until July 10, 2013. Dr. Byker resumed his independent status on July 11, 2013 upon the appointment of Dr. Michael Hession as Chief Executive Officer on July 11, 2013.

(c) Disclose whether or not a majority of directors is independent. If a majority of directors is not independent, describe what the Board of Directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.	A majority of our eight directors is independent under NI 58 - 101. A majority of our directors will be independent if all directors nominated for election at the Meeting are elected.

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(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Mr. Ford Nicholson is Chairman of BNK Petroleum Inc., a company listed on the Toronto Stock Exchange. Sir Rabbie Namaliu is a director of Marengo Mining Limited, a company listed on the Toronto Stock Exchange, Australian Securities Exchange and the Port Moresby Stock Exchange, a director of Bougainville Copper Limited, a company listed on the Australian Securities Exchange and a director of Kina Asset Management Limited, a company listed on the Port Moresby Stock Exchange. None of our other directors is currently serving on the board of any other reporting issuer or other publicly-traded corporation.

(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	A minimum of two meetings of our independent directors are organised to be held in person each year without management being present. These are facilitated by the Corporate Secretary. At least one of these meetings is also attended, in part, by our auditors, PricewaterhouseCoopers. During 2013, our independent directors met on three occasions without the presence of management (except for the General Counsel) and non-independent directors.

(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.	Dr. Gaylen Byker is Chairman of the Board and was an independent director until he assumed the role of Interim Chief Executive Officer on May 1, 2013 pending the appointment of a permanent Chief Executive Officer to replace Mr. Mulacek. As Chairman and independent director, Dr. Byker provided leadership for the Board’s independent directors. Dr. Byker’s role as Interim Chief Executive Officer ceased with the appointment of Dr. Michael Hession as Chief Executive Officer on July 11, 2013, at which time Dr. Byker resumed his independent status. Effective May 1, 2013, the Board appointed independent director Mr. Roger Lewis pro tem Lead Independent Director for the period that Dr. Byker acted as Interim Chief Executive Officer. Mr. Lewis provided leadership for the Board’s independent directors during this period.

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While Dr. Byker acted as Interim Chief Executive Officer, Mr. Lewis also chaired the Board’s Compensation, and Nominating and Governance Committees, each of which had previously been chaired by Dr. Byker. Dr. Byker resumed the chairmanship of those committees effective July 11, 2013.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.	Please refer to Appendix "B" to this Circular for the attendance record of directors for all Board meetings and meetings of each Board Committee.

2. Board Mandate
Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	Please refer to Appendix "C" to this Circular for the Board’s written charter. The charter is also available on our website at www.interoil.com.

3. Position Descriptions
(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.	The Board has developed and approved written position descriptions for the Chairman and for the chairs of each Board committee. Charters have also been developed and approved for each Board committee.

(b) Disclose whether or not the board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If the board and Chief Executive Officer have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the Chief Executive Officer.	The Board has developed and agreed a written position description with the Chief Executive Officer.

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4. Orientation and Continuing Education
(a) Briefly describe what measures the board takes to orient new directors regarding:

(i) the role of the board, its committees and its directors, and	New directors are provided with a copy of all Board and committee mandates and policies, articles and by-laws, pertinent corporate information and other reference materials, and are introduced to all existing directors and to senior management. The Corporate Secretary provides a briefing and responds to any questions raised.

(ii) the nature and operation of the issuer's business.	New directors are given an orientation tour of our operations in Papua New Guinea at the first opportunity, and hold meetings with executive officers, other senior financial, corporate and operations personnel and existing directors upon joining the Board. In these meetings, new directors are provided with presentations detailing our current operations and activities, together with an outline of the Corporation’s history and its strategic plans and objectives.

(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	We do not currently have a formal continuing education program for our directors. However, we have monitored the need for a continuing education program with a view to implementing one if the growth in or degree of change in the nature of the Corporation’s operations warrants it. It is proposed that we introduce a formal continuing education program during 2014. In the past, Board members have been encouraged to, and did, communicate with management, particularly the Corporate Secretary, auditors and legal advisers to remain current with industry trends and regulatory changes.

5. Ethical Business Conduct
(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	We have adopted a Code of Ethics and Business Conduct which applies to all of our directors, officers and employees.

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(i) disclose how a person or company may obtain a copy of the code;	Our Code of Ethics and Business Conduct is accessible on our website at www.interoil.com and also the SEDAR website located at www.sedar.com. Our employees and directors are all provided with a copy of our Code of Ethics and Business Conduct upon joining InterOil.

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	Our management and all employees are required to acknowledge their understanding of the Code of Ethics and Business Conduct and all new employees are required to accept its terms as a condition of their employment. The Corporate Secretary and Chief Financial Officer monitor compliance with the Code and report to the Board, or to its Audit or its Nominating and Governance Committee as required. In addition, the Board (through its Audit Committee) encourages reporting of any non-compliance with the Code, including through the Corporation’s whistleblower policy.

(iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	Our Board did not grant any waivers to our Code of Ethics and Business Conduct during 2013 and no other departures from the Code were requested. Any future waivers will be disclosed in the appropriate filings on the SEDAR website located at www.sedar.com.

(b) Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	Directors are required to disclose any matters in which they may have, or may be perceived to have a material interest prior to consideration of the matter. Upon such disclosure and upon advice from the General Counsel and Corporate Secretary where necessary, the director and the Board will determine whether the director should refrain from discussing or voting on the matter, or absent himself from the meeting while the matter is discussed. Generally the director is unable to vote. Any transaction in which a director or executive officer has a material interest is required to be approved by members of the Audit Committee not having an interest in the matter. In addition, in certain instances special Board committees are established to deal with matters where potential conflicts of interest may arise.

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(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	A whistleblower policy and facility are in place which provide employees with the ability to report, on a confidential and anonymous basis, any violations of the Code of Ethics and Business Conduct or other unethical conduct.

6. Nomination of Directors
(a) Describe the process by which the board identifies new candidates for board nomination.	The Board, co-ordinated through its Nominating and Corporate Governance Committee and with the assistance of independent external experts as necessary, considers personal characteristics and core competencies required of Board members when evaluating persons to be nominated for election to the Board, taking into account the composition of the Board as a whole. In addition, the Board considers a candidate's qualification as "independent," as well as a candidate's depth of experience and availability, the balance of the business interests and experience of the incumbent or nominated directors and the need for any specific expertise to ensure an appropriate mix of relevant skills are present on the Board and its committees.

In addition to the criteria described above, the Board may consider other qualifications and attributes which they believe are appropriate in evaluating the ability of an individual to serve as a member of the Board. The Board’s goal is to assemble a Board that possesses a variety of perspectives and skills derived from high quality business and professional experience in various relevant geographies. In order to ensure that the Board consists of members with a variety of perspectives and skills, the Nominating and Governance Committee has not set any minimum qualifications and also considers candidates with appropriate non-business backgrounds. Other than ensuring that at least three members of the Board are financially literate and a sufficient number of the Board members meet applicable independence requirements, the committee has not set any specific skills that it believes are necessary for any individual director to possess.

In identifying potential candidates, regard is to be had to diversity without that requirement being a prerequisite which would prevent the appointment of outstanding candidates.

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(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.	There are three members of our Nominating and Governance Committee: Dr. Gaylen Byker (Chairman except for the period during which he acted as Interim Chief Executive Officer from May 1, 2013 to July 10, 2013), Mr. Roger Lewis and Mr. Samuel Delcamp. Dr. Byker and Mr. Lewis were members of the Nominating and Governance Committee throughout 2013. In addition, Mr. Samuel L. Delcamp was appointed to the Nominating and Governance Committee effective May 1, 2013 and remains a member at the date of this Circular. Mr. Lewis, who acted as pro tem Chairman of the Committee and Lead Independent Director from May 1, 2013 to July 10, 2013, and Mr. Delcamp, are each independent. Dr. Byker was independent until he assumed the role of Interim Chief Executive Officer on May 1, 2013 and resumed his independent status upon ceasing to act in the capacity of Interim Chief Executive Officer with the appointment of Dr. Michael Hession as Chief Executive Officer on July 11, 2013. Accordingly, the Committee is comprised of all independent directors.

(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The purpose of the Nominating and Governance Committee is to:

• identify and recommend to the Board individuals qualified to be nominated as members of the Board and of Board committees;
• recommend to the Board the members and Chairperson for each Board committee;
• periodically review and assess the Corporation’s Code of Ethics and Business Conduct and make recommendations for changes thereto to the Board;
• review and report to the Board on a periodic basis with regard to matters of corporate governance; and
• oversee the process to assess the independence, performance and effectiveness of the Board, Board committees and individual directors and conduct the annual evaluation of the Corporation’s management.

In addition, the Nominating and Governance Committee is responsible for providing advice, on a confidential basis, to Corporation employees, officers and directors pursuant to the Corporation’s Code of Ethics and Business Conduct.

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At a meeting held on February 12, 2014 the Board of directors resolved to undertake a process of Board renewal. The Nominating and Governance Committee has engaged consultants to help identify potential candidates for Board vacancies that may occur in the short to medium term.

The responsibilities, powers and operation of the Nominating and Governance Committee are set out in its charter which is available on our website at www.interoil.com.

This charter is currently under review.

7. Compensation
(a) Describe the process by which the board determines the compensation for the issuer's directors and officers.	Please refer to the "Statement of Executive Compensation" in the Circular for details of the Corporation’s executive compensation structure and policies. In the case of the Corporation’s officers, compensation matters are largely delegated to and dealt with by the Board’s Compensation Committee on the basis of advice provided by human resources management and compensation consultants where necessary. Compensation for non-executive directors was last reviewed during 2013 under the oversight of the Compensation Committee with assistance from compensation consultants.

(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	There are three members of the Compensation Committee: Dr. Gaylen Byker (Chairman except from May 1, 2013 to July 10, 2013 when he acted as Interim Chief Executive Officer), Mr. Roger Lewis (pro tem Chairman while Dr. Byker acted as Interim Chief Executive Officer) and Mr. Samuel L. Delcamp. Each of Mr. Lewis and Mr. Delcamp is and was during 2013, independent. Dr. Byker is and, except for the period during which he assumed the role of Interim Chief Executive Officer, was during 2013 independent. Dr. Byker was not independent for the period during which he acted in that interim role. Mr. Lewis was appointed pro tem Lead Independent Director effective May 1, 2013 until July 10, 2013 and chaired the Compensation Committee while Dr. Byker acted as Interim Chief Executive Officer.

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During that period, the committee continued to consist of a majority of independent directors and, except while Dr. Byker acted as Interim Chief Executive Officer, has been comprised entirely of independent directors. Each member of the Compensation Committee has direct experience relevant to executive compensation, having held senior leadership positions in other organisations in which they have set, managed and implemented compensation policies and practices. Each of Dr. Byker, Mr. Lewis and Mr. Delcamp. has thereby obtained the skills and experience to enable them to make decisions concerning the Corporation’s compensation arrangements.

(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The responsibilities of the Compensation Committee are to:
• discharge the Board's responsibilities relating to the fair and competitive compensation of our Chief Executive Officer, other executive officers, and directors;
• review and approve an annual report on executive compensation for inclusion in our management information circular for our annual meeting of Shareholders; and
• administer, approve and evaluate our director and officer compensation plans, policies and programs, including the Corporation’s 2009 Stock Incentive Plan.
The Compensation Committee administers our incentive compensation and stock option and other equity based plans in which the Chief Executive Officer and other executive officers may be participants, along with other senior level employees and directors, and recommends to the Board amendments to such plans or adoption of new plans. In connection with administering such plans, the Compensation Committee has the authority to (i) approve option guidelines and the general size of overall grants, (ii) make grants, (iii) interpret the plans, (iv) determine the rules and regulations relating to the plans, (v) modify or cancel existing grants and substitute new grants with the consent of grantees, (vi) designate employees eligible to participate in the plans, and (vii) impose such limitations, restrictions and conditions upon any award as the Compensation Committee deems appropriate and as permitted under the applicable plan.

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The Compensation Committee reviews and approves corporate goals and objectives relevant to compensation of our Chief Executive Officer, evaluates our Chief Executive Officer's performance in light of those goals and objectives, and determines and approves our Chief Executive Officer's compensation level based on such evaluation. The Committee annually reviews and approves our Chief Executive Officer's annual base salary, annual bonus, and long-term incentives. In addition, the Compensation Committee annually determines or approves the compensation of all other senior executives. In determining the incentive component of executive compensation, the Compensation Committee considers such factors as our performance relative to our peer group, the officer's performance in light of our goals and objectives relevant to the officer's compensation, competitive market data pertaining to compensation at comparable companies, the Corporation’s financial and operating status and such other factors as the Compensation Committee deems relevant.

The committee also administers our insider trading policy as it applies to senior management.

The responsibilities, powers and operation of the Compensation Committee are set out in its charter which is available on our website at www.interoil.com.

8. Other Board Committees
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	A Reserves Committee was established by the Board in June 2008 and consists of Mr. Roger Grundy (Chairman), Dr. Gaylen Byker, Mr. Ford Nicholson and Dr. Michel Hession. The mandate of the Committee is to assist the Board in fulfilling its responsibilities in general and, in particular, with respect to the oil and natural gas reserves and resource evaluation process and public disclosure of reserves data and other information as required under National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities. The specific duties, responsibilities, powers and operation of the Reserves Committee are set out in its charter which is available on our website at www.interoil.com.

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9. Assessments
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.	InterOil has developed evaluation questionnaires and formal procedures for the evaluation of the performance, skills, specific competency and independence of each director and, to the extent applicable, the Board as a whole and the committees of the Board. The process is overseen by the Nominating and Governance Committee with the assistance of external consultants where necessary and was last undertaken in late 2013 with a follow up Board evaluation and effectiveness workshop, facilitated by external consultants, in February 2014. The evaluation process is undertaken on an annual basis.

Copies of position descriptions and mandates noted herein as being available on InterOil's website at www.interoil.com may also be obtained on request from the Corporate Secretary at 111 Somerset Road, TripleOne Somerset, #06-05, Singapore 238164.

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APPENDIX “B”

DIRECTORS' ATTENDANCE RECORDS

The following table sets out the attendance record of each director for all Board and committee meetings held for the financial year ended December 31, 2013.

		Committees
	Board	Audit		Compensation		Nominating and Governance		Reserves
Number of Meetings Held (1)	17	6		5		1		1
Number of Meetings Attended
Gaylen J. Byker	17	3	(3)	5		1		1
Phil E. Mulacek (2)	13	–		–		–		–
Michael Hession	2	–		–		–		–
Christian M. Vinson (2)	11	–		–		–		–
Roger N. Grundy	14	–		–		–		1
Roger F. Lewis	17	6		5		1		–
Ford Nicholson	16	3	(3)	–		–		1
Sir Rabbie L. Namaliu	15	–		–		–		–
Samuel L. Delcamp	17	6		4	(5)	–	(4)	–
Sir Wilson Kamit (2)	5	–		–		–		–

Notes:

(1)	Additional business was conducted and resolutions were passed during the year by way of unanimous written resolutions in lieu of meetings pursuant to Article 23 of the Corporation’s By-Laws, and in accordance with the YBCA.
(2)	Mr. Mulacek, Dr. Hession, Mr. Vinson and Sir Wilson Kamit were directors for only part of the year.
(3)	Dr. Byker stood down from the Audit Committee during the period when he acted as Interim Chief Executive Officer, from May 1, 2013 to July 10, 2013, and Mr. Nicholson was appointed pro tem to the Audit Committee during that period.
(4)	Mr. Delcamp was appointed pro tem to the Nominating and Governance Committee for the period when Dr. Byker acted as Interim Chief Executive Officer, from May 1, 2013 to July 10, 2013.
(5)	Mr. Delcamp was a member of the Compensation Committee for only part of the year.

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APPENDIX "C"

CHARTER OF THE BOARD OF DIRECTORS

General Powers of the Board of Directors

The Board of Directors (the "Board") of InterOil Corporation (the "Corporation") has a duty to manage the business and affairs of the Corporation in accordance with the Business Corporations Act (Yukon) and the regulations thereunder, and the articles and by-laws of the Corporation. The powers of the Board may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all directors entitled to vote on the resolution.

The principal responsibility of the Board is to promote the best interests of the Corporation and its shareholders. This responsibility includes: (i) approving fundamental operating, financial and other corporate plans, strategies and objectives; (ii) evaluating the performance of the Corporation and its senior management; (iii) selecting, regularly evaluating and fixing the compensation of executive officers; (iv) adopting policies of corporate governance and conduct, including compliance with stock exchange policies, applicable laws and regulations, financial and other controls; (v) reviewing the process of providing appropriate financial and operational information to the shareholders and the public generally; and (vi) evaluating the overall effectiveness of the Board.

The Board is responsible for ensuring that the Corporation carries out the strategic vision for the Corporation developed by the Chairperson of the Board and the CEO, and approved by the Board. Historically, the Corporation's vision has focused on superior growth and accepted a correspondingly increased level of risk. In carrying out its responsibilities, the Board is required to base its decisions on the Corporation's growth oriented approach to increasing shareholder value, or such other revised strategies as may be adopted by the Chairperson of the Board and the CEO, and approved by the Board.

General Fiduciary Duties

The Board must act in the best interests of the Corporation and its shareholders generally. Every director of the Corporation in exercising his powers and discharging his duties must:

(a)	act honestly and in good faith with a view to the best interests of the Corporation; and

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Fiduciary duties include, by way of example, the obligation to refrain from voting on contracts where personal financial or other interests conflict with those of the Corporation, using insider information in securities transactions and appropriating a corporate opportunity for personal benefit. Directors must act with such care as would reasonably be expected of a person having the knowledge and experience of the particular director in question.

Directors should have sufficient information to enable them to make knowledgeable decisions on all matters coming before the Board. It is the responsibility of each director to ask such questions as may be necessary to satisfy him that he has been supplied with all the necessary information on which to base his decisions. Directors should have a basic understanding of the principal operational and financial objectives, strategies and plans of the Corporation, and the results of operations and financial condition of the Corporation.

Directors are entitled to rely in good faith on: (i) financial statements of the Corporation which are represented by an officer of the Corporation or in a written report of the auditors of the Corporation as fairly reflecting the financial condition of the Corporation; or (ii) an opinion or report of a lawyer, accountant, engineer, appraiser or other person whose profession lends creditability to a statement made by him.

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In order to fulfill his fiduciary duties to the Corporation and its shareholders, each director should: (i) prepare for and attend all meetings of the Board; (ii) be sufficiently informed about the current and proposed activities of the Corporation; (iii) review the minutes of meetings, including any meeting not attended as well as any resolutions passed or actions taken; (iv) obtain advice from outside or independent advisors and consultants when necessary; (v) consider whether the minutes of the previous meeting of the Board accurately represent the discussions that took place and the resolutions that were passed; and (vi) be attentive to matters arising in respect of the Corporation's activities.

Conflicts of Interest

A director who is a party to a material contract or proposed material contract with the Corporation, or who is a director or officer of or has a material interest in any corporation or entity which is a party to a material contract or proposed material contract with the Corporation, must disclose in writing to the Corporation, or request to have entered in the minutes of meetings of directors, the nature and extent of his interest.

The disclosure required to be made by a director where there is a conflict of interest must be made at the meeting at which a proposed contract is first considered by the Board or, if the director had no interest in a proposed contract at the time of such meeting, at the first meeting of the Board after he acquires an interest. If the director acquires an interest after a contract is made, he must disclose his interest at the first meeting of the Board after acquiring the interest. If a person who has an interest in a contract later becomes a director of the Corporation, he must disclose his interest at the first meeting of the Board after he becomes a director.

Where a proposed contract is dealt with by a written resolution signed by all directors in lieu of a meeting of the Board, the disclosure must be made immediately upon receipt of the resolution or, if the director had no interest at the time of receipt of the resolution, at the first meeting of the Board after he acquires the interest.

A director who discloses a conflict of interest must refrain from taking part in any discussions or voting on any resolution to approve the contract, unless the contract is:

(a)	an arrangement by way of security for money loaned to or obligations undertaken by him, or by a corporation in which he has an interest, for the benefit of the Corporation or an affiliate;

(b)	a contract relating primarily to his remuneration as a director, officer, employee or agent of the Corporation or an affiliate;

(c)	a contract for indemnity or insurance with respect to a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation's request as a director or officer of a corporation of which the Corporation is or was a shareholder or creditor; or

(d)	a contract with an affiliate of the Corporation. Directors who serve on boards of affiliated corporations are not required to refrain from voting on contracts between the two corporations.

Any profits or gains realized by a director as a result of his privileged position on the Board must be reimbursed to the Corporation, except in the case of gains resulting from contracts with respect to which he has complied with the obligation to disclose his interest and has refrained from voting.

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Mandate and Stewardship of the Corporation

The Board is responsible for the stewardship of the Corporation and, as part of the overall stewardship responsibility, should assume responsibility (directly or through its committees) for overseeing the following matters:

(a)	the adoption of a strategic planning process;

(b)	the identification of the principal risks of the Corporation's business and endeavouring to ensure the implementation of appropriate systems to manage those risks;

(c)	succession planning;

(d)	the implementation of a communications policy for the Corporation;

(e)	monitoring the integrity of the Corporation's internal control and management information systems; and

(f)	overseeing the Corporation's commitment to social and community responsibility and fostering ethical and responsible decision making by management.

The Board has identified the following core functions:

(a)	choosing the Corporation's Chief Executive Officer and overseeing his efforts to direct the senior management team in managing the enterprise;

(b)	setting the broad parameters within which the management team operates, including adopting a strategic planning process and approving a strategic direction;

(c)	defining a framework to monitor the management of business opportunities and risks;

(d)	providing direction and advice to the Chief Executive Officer and the management team;

(e)	monitoring and assessing the performance of the Chief Executive Officer; and

(f)	providing information to security holders and stakeholders about the integrity of the Corporation's financial performance.

Corporate Opportunity

A director is precluded from obtaining for himself or diverting to another person or corporation with whom or with which he is associated, either secretly or without the approval of the Corporation, any property or business advantage belonging to the Corporation or with respect to which the Corporation has been in the course of negotiations.

A director is also precluded from acting in the manner described even after his resignation where the resignation may fairly be considered to have been prompted or influenced by a wish to acquire for himself the opportunity sought by the Corporation, or where it was his position with the Corporation that led to the opportunity.

In certain circumstances, a director may not use his position as a director to make a profit, even if it was not open to the Corporation to participate in the transaction.

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Duty of Independence

A director must act in the best interests of the Corporation and its shareholders generally and not in the interest of any one shareholder or group of shareholders. In determining whether a particular transaction or course of action is in the best interests of the Corporation, a director, if he is elected or appointed by holders of a class or series of shares, may give special, but not exclusive, consideration to the interests of those who elected or appointed him.

Duty of Confidentiality

Directors of the Corporation have an obligation to maintain the confidentiality of matters discussed at meetings of the Board unless:

(a)	it was clearly understood at the Board meeting that the information was not required to be kept in confidence;

(b)	the director was required or authorized by law to disclose the information; or

(c)	the director was authorized expressly or implicitly by the Board to make disclosure of the information.

Duty Not to Misuse Information or Position

A director must not misuse his position or make improper use of information acquired by virtue of his position to gain, directly or indirectly, an advantage for himself or any other person or to cause detriment to the Corporation. Directors are insiders of the Corporation and, as such, must not use information about the Corporation to trade in securities or to assist others to trade in securities of the Corporation before the information is available to the public.

Insider Reporting

Directors are required to report any changes in their direct or indirect beneficial ownership of or control or direction over securities of the Corporation within ten days of the change, or such shorter period as is required by applicable law.

Communication to Shareholders

The Board must comply with the Corporation's Disclosure Policy regarding effective communication with its shareholders and the public generally. Directors have a responsibility to have appropriate procedures in place so that accurate, appropriate and timely disclosure is being made to the Corporation's shareholders and to the public.

Delegation of Authority to Officers and Committees

The Board may delegate authority and functions to officers and to committees of directors. The Board has the right to appoint officers to perform such duties as are assigned to them by the Board. The persons holding such offices shall also have the powers assigned to them from time to time by the Chief Executive Officer of the Corporation.

The Board has established an Audit Committee, a Compensation Committee, a Nominating and Governance Committee and a Reserves Committee. The Board has established a charter for each such committee, which includes the committee's responsibilities, the composition of the committee, various administrative matters, and a position description for the chair of each committee. The Board may establish such other committees as it determines are necessary or beneficial for its management of the business and affairs of the Corporation and the fulfillment of its other responsibilities described in this Charter.

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The following matters are within the sole purview of the Board and may not be delegated by the Board to a committee of directors or to an officer of the Corporation:

(a)	the submission to the shareholders of any question or matter requiring the approval of the shareholders;

(b)	the filling of a vacancy among the directors;

(c)	the issuance of securities, except in the manner and on the terms authorized by the Board;

(d)	the declaration of dividends;

(e)	the purchase, redemption or other acquisition of shares of the Corporation, except in the manner and on the terms authorized by the Board;

(f)	the payment of a commission to any person in consideration of: (i) his purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person; or (ii) his procuring or agreeing to procure purchasers for shares of the Corporation;

(g)	the approval of a management proxy circular;

(h)	the approval of any financial statements to be placed before the shareholders at an annual meeting; or

(i)	the adoption, amendment or repealing of any by-laws of the Corporation.

Financial Statements

The Board has a duty to approve the annual financial statements of the Corporation and to submit the financial statements of the Corporation, and the auditors' report thereon, for the preceding year to the shareholders at the annual meeting of the shareholders of the Corporation.

A director is required to forthwith notify both the Audit Committee and the Corporation's auditors of any error or misstatement of which he becomes aware in the audited financial statements of the Corporation. The Board has a duty to prepare and issue corrected financial statements on being informed of an error or misstatement by an auditor or former auditor and the duty to file these statements with or inform the appropriate securities regulatory authorities.

Auditors

On demand from the Corporation's auditors, each present and former director of the Corporation has a duty to furnish to the auditors any information and explanations and allow access to any books, records, documents, accounts or vouchers of the Corporation or its subsidiaries that he is reasonably able to furnish and which the auditors consider necessary to enable them to report on the annual financial statements.

Shareholder Meetings

The Board is required to call the annual meeting of the shareholders and may, at any time, call a special meeting of shareholders. The Board has a duty to call a special meeting of the shareholders to approve any matter which requires the approval of shareholders by special resolution.

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Matters Requiring Board Approval

The following matters require specific approval of the Board:

(a)	all matters identified in this Charter as falling within the sole purview of the Board;

(b)	the annual budgets (including operating and capital budgets) for the Corporation and any amendments thereto;

(c)	compensation (including options, bonuses and forms of compensation) for executive officers and other senior executives of the Corporation having regard to the recommendations of the Compensation Committee and the Chief Executive Officer;

(d)	expenditures or transactions falling outside the guidelines or operating authorities approved by the Board provided; however, that expenditures described in an approved budget and other expenditures required in an emergency situation (i.e. environmental, health and safety) may be authorized by the CEO;

(e)	the selection of the principal advisors to the Corporation, including banking, legal, engineering and financial;

(f)	the appointment of executive officers of the Corporation;

(g)	the appointment of members to committees of the Board;

(h)	any transaction involving senior management that is outside corporate policy or which, because of the nature of the transaction or the potential for conflict because the parties are not acting at arm's length should be approved by the Board; and

(i)	major and significant corporate decisions, including any contract, arrangement or transaction, which would reasonably be considered to be material or of such significance as to reasonably warrant consideration by the Board.

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